--------------------------------------------------------------------------------
                                                                    EXHIBIT 99.4



                           Complete, Self-Contained
                                 Appraisal Of

                         ALL REMAINING LAND INVENTORY

                               In And Around The

                     ST. CHARLES PLANNED UNIT DEVELOPMENT



                                Located In The

                   Waldorf Area of Charles County, Maryland

                                 Prepared For

                            Ms. Cynthia L. Hendrick
                                Vice President
                          Interstate General Company
                               Executive Offices
                         222 Smallwood Villlage Center
                             St. Charles, MD 20602

                                     As Of

                               December 31, 1996

                                 Submitted By

                             Arthur Y. Smail, MAI

                            Smail Associates, Inc.
                             4317 Northview Drive
                            Bowie, Maryland  20716


--------------------------------------------------------------------------------

                                                          Smail Associates, Inc.
                                           Real Estate Appraising and Consulting
--------------------------------------------------------------------------------
                                     4317 NORTHVIEW DRIVE. BOWIE, MARYLAND 20716
                                                          TELEPHONE 301-464-1002
                                                          FACSIMILE 301-464-4562
February 14, 1997



Ms.Cynthia L. Hedrick
Vice President
Interstate General Company
Executive Offices
222 Smallwood Village Center
St. Charles, MD 20602

Re: Update Appraisal of Remaining Land Inventory In and Around the St. Charles PUD

Dear Ms. Hedrick:

You have requested that I provide an update full narrative, complete, self-contained appraisal of all the remaining land inventory owned by Interstate General Company (IGC), in and around the St. Charles Planned Unit Development
(PUD), in the Waldorf area of Charles County, Maryland. A description and analysis of the properties' neighborhood and general environs is presented in the following report.

The subject property consists of a multitude of vacant parcels designated for a variety of uses. In addition, the various parcels or lots are in various stages of development, ranging from completely finished to absolutely raw. With the exception of two properties, all parcels are within the St. Charles PUD. It should be noted that there are also five parcels, totalling 578.33 acres, included within the Wooded Glen and Piney Reach Villages, which are not currently zoned PUD. For the purpose of this report, the appraiser has determined that there is no immediate demand now or in the near future for development of these five parcels. Therefore, they have been included for valuation within the raw land contained within the Wooded Glen and Piney Reach Villages. It is highly likely that as these villages are developed, these five parcels will be rezoned with a PUD designation.

The value estimates presented in this report will be divided into three sections: residential, industrial and commercial land. The current market value for each of the lots or parcels within these three sections will be illustrated throughout this report and an aggregate value of all the parcels will be presented.

The residential land section will include finished lots, raw lots and all raw acreage. The finished lots are all located within the Dorchester Neighborhood of Westlake Village. The lots are scattered among Parcels A, B, D, G, H, L, N and
P. The 60 lots contained within these parcels will be valued to present one "as is" market value based on the estimated retail prices, absorption and cost of sales.

The raw recorded lots include the first section of the Sheffield Neighborhood in Fairway Village (400 single-family and townhouse lots) and the balance of a 115-unit townhouse subdivision currently being developed by Ryland Homes.

The raw acreage will include that land area designated for the future development of Fairway, Wooded Glen and Piney Reach Villages. Included in the raw acreage will be the five parcels previously noted as not being officially designated with a PUD zoning category. The raw acreage values for these villages will include all the land designated for any uses proposed. In other words, residential, industrial or commercial uses will not be segregated for valuation purposes. Purchasers of large tracts of land for mixed-use residential development typically include a small commercial and/or industrial area for convenience uses. Not included in the raw acreage are those acres allocated for the first phase of the Sheffield Neighborhood designated for 400 single-family and townhouse lots. Fairway Village has been approved by Charles County, however, preliminary plan approval for the first 400 lots in the Sheffield Neighborhood has not been granted as of the date of this report. It is likely that this approval will be in place within the next 12 months; therefore, these lots are referred to as approved throughout this report.

The raw acreage valuation will also include the two properties not located within the St. Charles Planned Unit Development. The Middletown Property (374 acres) is situated on the west side of Middletown Road. The Pomfret Property (812 acres) is located on the southern and northern sides of Pomfret Road.

The industrial land section will include finished sites within Business Parks East and North, as well as raw industrial land within the Middle Industrial Park and Piney Reach Industrial / Business Park. Business Parks East and North are situated southwest of Maryland Route 5 (Leonardtown Road) on both sides of Post Office Road. The Middle Business Park is situated on the southwest side of Billingsley Road, southeast of U.S. Route 301.

The commercial land is scattered throughout the Westlake and Smallwood Villages. The majority of the parcels are situated within Westlake Village adjacent to or nearby the St. Charles Towne Center. Several smaller parcels, totalling 13.12 acres, are scattered throughout the Smallwood Village area on the east side of U.S. Route 301.

As you have requested, I have inspected the subject properties and have analyzed the surrounding environs, including the residential housing market, industrial market and commercial market in Charles County, and have considered other facts and data which were important for the completion of this appraisal assignment. This appraisal has been prepared to conform with the requirements of the Appraisal Institute, and the Uniform Standards of Professional Appraisal Practice (USPAP), as promulgated by the Appraisal Foundation.

Based on my investigation and analysis, and by virtue of my experience, it is my opinion that the following value estimates best reflect the individual market values for the designated sections of the St. Charles Planned Unit Development and surrounding parcels.

Residential Land

Finished Lots (Dorchester Neighborhood)                          $2,440,000

Raw Recorded Lots

    Huntington Ridge (98 Townhouse Lots)                         $1,675,000
    Fairway (246 Single-Family Lots & 154 Townhouse Lots)

Raw Acreage

       Outside PUD  - Middletown Property                        $2,800,000
                     - Pomfret Property

       Fairway Village
       Wooded Glen and Piney Reach Villages                      $7,700,000

Industrial Land

Finished Sites (Business Parks East and North)                   $2,200,000
Raw Land -  Middle Industrial Park                               $4,750,000
            Piney Reach Industrial/Business Park                 $8,320,000

Commercial Land

Westlake and Smallwood Parcels                                  $10,950,000
                                                                -----------


Aggregate Value of St. Charles Remaining Inventory*             $56,135,000

*Includes Middletown and Pomfret Properties


Accompanying this letter is a complete appraisal report setting forth the pertinent facts and data upon which these valuations have been based.

Respectfully submitted,
/s/ Authur Y. Smail
-------------------
Arthur Y. Smail, MAI

                               TABLE OF CONTENTS

Pertinent Facts and Valuation Synopsis.................................1

Subject Property Photographs...........................................3

Assumptions and Limiting Conditions....................................6

Certification of the Appraiser.........................................9

Scope of the Appraisal................................................10

Introduction..........................................................12

Neighborhood and Area Analysis........................................18

Subject Site Description..............................................26

Zoning................................................................43

Assessment and Taxes..................................................45

Highest and Best Use..................................................46

The Valuation Process.................................................72

       Estimate of Finished Lot Retail Value..........................75
       Estimate of "As Is" Market Value...............................81
       Estimate of Industrial Land...................................101
       Estimate of Finished Commercial Lot Value.....................108

Reconciliation of Final Value Estimates..............................113

Qualifications of the Appraiser......................................114




ADDENDA
-------
Finished Dorchester Lots
Breakdown of Sheffield and Gleneagles Neighborhoods

                         PERTINENT FACTS AND VALUATION SYNOPSIS

Property Identification:                               St. Charles PUD
                                                       Waldorf, Maryland
                                                       Charles County

Date of the Appraisal:                                 December 31, 1996

Property Rights Appraised:                             Fee Simple Interest

Land Area:

                                                        Number of Lots/Units/Acres
        Finished Lots                                             60 Lots

        Raw Approved Lots
           Huntington Ridge                                       98 Lots
           Fairway                                               400 Lots

        Raw Acreage
           Outside the PUD                                       1,186 Acres
           Inside the PUD
               -Fairway Village                                    804 Acres
               -Wooded Glen and Piney Reach                      3,079 Acres

       Industrial Land
           Finished Sites                                           42 Acres
           Raw Land
               Fairway Village                                  118.74 Acres
               Wooded Glen and Piney Reach                         416 Acres

        Commercial Land
           Westlake Parcels                                      209.9 Acres
           Smallwood Parcels                                     13.12 Acres

Zoning:                                                PUD (Planned Unit Development)
                                                       R-L (Residential Low Density)

Highest and Best Use:                                  Continued development under PUD zoning.

Valuation Estimate:

     Aggregate Value of St. Charles Remaining Inventory            $56,135,000

Residential Land

Finished Lots (Dorchester Neighborhood)                                $2,440,000

Raw Recorded Lots
     Huntington Ridge (98 Townhouse Lots)                              $1,675,000
     Fairway (246 Single-Family Lots & 154 Townhouse Lots)             $3,200,000

Raw Acreage

       Outside PUD    -  Middletown Property                           $2,800,000
                      -  Pomfret Property                              $3,250,000
     Fairway Village                                                   $8,850,000
     Wooded Glen and Piney Reach Villages                              $7,700,000

Industrial Land

Finished Sites (Business Parks East and North)                         $2,200,000
Raw Land    - Middle Industrial Park   $4,750,000
            - Industrial/Business Park (Wooded Glen/Piney Reach)       $8,320,000

Commercial Land

Westlake and Smallwood Parcels                                        $10,950,000
                                                                      -----------

Aggregate Value of St. Charles Remaining Inventory*                   $56,135,000

*Includes Middletown and Pomfret Properties

                             PHOTO IDENTIFICATION


             1)  St. Charles Towne Center
             2)  St. Charles Towne Plaza
             3)  TARGET Site
             4)  Dorchester Neighborhood (Westlake Village)
             5)  Hampshire Neighborhood (Westlake Village)
             6)  Lancaster Neighborhood (Westlake Village)
             7)  Middletown Properties
             8)  Smallwood Village
             9)  Intersection of Smallwood Drive & U.S. Route 301
            10)  Business Park North

                              [MAP APPEARS HERE]

                             PHOTO IDENTIFICATION

             1)  St. Charles Towne Center
             2)  Smallwood Village
             3)  Fairway Village
             4)  Wooded Glen Village
             5)  Piney Reach Village
             6)  White Plains Golf Course
             7)  Business Park North & East
             8)  Middle Business
             9)  Intersection of Smallwood Drive & U.S. Route 301

                              [MAP APPEARS HERE]

                              [MAP APPEARS HERE]


              1)  Intersection of U.S. Route 301 and MD Route 5
              2)  Intersection of MD Route 5 and Post Office Road
              3)  St. Charles Towne Center Mall
              4)  Business Park North
              5)  Business Park East
              6)  Hunting Ridge Townhouse Site

                      ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal report has been made with the following general assumptions and limiting conditions:

Assumptions:

1. No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2. The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.     Responsible ownership and competent property management are assumed.

4. The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

5. All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6. It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been identified, described and considered in the appraisal report.

9. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate in this report is based.

10. It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11. Unless otherwise stated in this report, the existence of hazardous materials, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

12. It is assumed that the developer of the subject lots will proceed with land development in a timely manner that will not impede development, absorption or use of the property.

LIMITING CONDITIONS:

1. The allocation, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

2. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraiser, and in any event only with proper written qualification and only in its entirety. This limitation is not intended to restrict the named client from using the report in the normal course of business, nor distributing the report to an outside audit firm or governmental regulating agency with the permission of the client.

3. If this appraisal is made available to any third party (anyone but the addressed client), the appraisal is provided without any warranty or representation, express or implied, as to its contents, it suitability for any purpose, its accuracy, truthfulness, or completeness. any reliance on the contents shall be solely at the recipient's risk. Without a direct client-appraiser relationship, possession of this report implies no responsibilities, warranties, representation, cooperation or liability by the appraiser.

4. The appraiser herein by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

5. Neither all or any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without the prior written consent and approval of the appraiser.

6. Unless stated elsewhere in this report, I have not been provided with information and/or an engineering report concerning potential contamination of the building improvement(s) by asbestos. The appraiser makes no warranties as to this condition.

7. Unless stated elsewhere in this report, I have not been provided with information and/or an engineering report concerning potential contamination of the building improvement(s) by radon gas. The appraiser makes no warranties as to this condition.

8. The forecasts, projections, or operating estimates contained herein are based on current market conditions, anticipated short-term supply and demand factors, and a continued stable economy. These forecasts are, therefore, subject to changes with future conditions.

9. The market conditions from which any prospective values, assumptions or economic conditions were made are clearly stated throughout the report. I cannot be held responsible for unforeseeable events that may alter future market conditions. It should be understood that the further you get into the future from the date of inspection, the less certainty exists.

10. The Americans with Disabilities Act ("ADA") became effective January 26, 1992. I have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since I have no direct evidence relating to this issue, I did not consider possible noncompliance with the requirements of ADA in estimating the value of the property.

11. The owner/developer of the subject property will spend only the amount indicated in this report for infrastructure development. The land development estimate is based on a budget provided by the developer, and the appraiser is not responsible should the estimate prove to be inaccurate.

12. The aggregate value presented in this report is the summation of the market values of all components making up the whole. The aggregate value is not the market value of the whole, since a potential purchaser of all the inventory presented throughout this report would likely expect a greater discount in addition to that noted in each of the market value estimates.

                        CERTIFICATION OF THE APPRAISER

The undersigned does hereby certify that, to the best of my knowledge and belief:

     1.   The statements of fact contained in this report are true and correct.

     2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

     3. I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved as of the date of appraisal.

     4. Neither the awarding of this appraisal assignment nor my compensation is contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

     5. My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, and the requirements of the Appraisal Institute.

     6. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     7. I have made a personal inspection of the property that is the subject of this report.

     8. No one provided significant professional assistance in the gathering and assemblage of data presented throughout this report, as well as the analysis and valuation of the subject parcels.

     9. This appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

     10. As of the date of this report, Arthur Y. Smail has completed the requirements of the continuing education program of the Appraisal Institute.

                                          /S/ Arthur Y. Smail, Mai
                                        -----------------------------
                                            Arthur Y. Smail, MAI

                            SCOPE OF THE APPRAISAL

              (Extent of Investigation and Data Collection Process)

In order to complete this appraisal assignment, I have made independent investigations for the purpose of formulating my analysis. In addition, I have depended upon data which is retained within my office and upgraded regularly for use in future appraisal assignments. The appraisal report is a full narrative report, and all appropriate approaches to value are prepared and presented. The scope of the investigation undertaken and sources of the majority of data are presented below.

AREA AND NEIGHBORHOOD ANALYSIS

During the scope of my investigating the area and neighborhood, I have relied on reports prepared by the Office of Planning and Zoning and the Office of Economic Development of Charles County. I have also reviewed the Adopted Master Plan for the planning area containing the subject property. For additional demographic information, labor related information, taxes, income, transportation, utilities, major employers, and education, I have referred to the Fact Sheet as prepared by the Business Development Bureau of the Greater Washington Board of Trade. Other demographic data was provided by Information Decision Systems, who provided facts regarding population, education, occupations and housing.

The latest released data from the 1990 Census has also been reviewed and analyzed. Also, articles in popular publications such as The Washington Post, Washington Business Journal, Baltimore Business Journal and Corridor Real Estate Journal were reviewed. Reference to Housing Data Reports provided valuable information regarding residential home sales and market conditions.

SITE DESCRIPTION AND ANALYSIS

In formulating the analysis of the site description, I have consulted various agencies within Charles County, including the Office of Planning and Zoning. I have also reviewed site plans and plats prepared by the engineer, Whitman, Requardt & Associates, as of August 21, 1995. Physical inspection of the site occurred on the date of appraisal and photographs were taken of the subject site, surrounding area and street scenes.

The appraiser, during the course of inspection, looked for evidence of past or current contamination by hazardous materials. No evidence of such contamination was apparent, but the appraiser is not qualified to detect such substances and the client and/or property owner is encouraged to retain an expert in this field, if so desired. Please review item 11 of the appraisal assumptions.

MARKET DATA ANALYSIS

It is standard practice of this appraisal firm to estimate the value of properties, when appropriate, by all three recognized valuation methods: the cost, sales comparison and income approaches. The subject property consists of finished residential, industrial and commercial lots, raw residential, industrial and commercial lots and raw acreage. The cost, sales comparison and income approaches, as normally encountered, are deficient to estimate the market value of all parts of the subject property. A combination and modification of the three approaches, known as the subdivision analysis method (or anticipated use method), has been developed in this appraisal to value the raw and finished approved residential lots. The sales comparison approach has been used to derive retail values for vacant finished lots, as well as all the other subject parcels.

The transfers of comparable vacant finished residential lots were obtained by researching recent transfers in Charles County. Large acreage sales were also researched in neighborhood counties.

Copies of the deeds and financing instruments were also reviewed and an attempt was made to contact one of the parties involved in each sale to verify the transaction data and ensure that the sales were made at arms-length. The details of the verified sales can be found in the Valuation section of this report. Each land sale was researched for previous transfers; no arms-length transfer for a three-year period prior to the date of appraisal was discovered by the appraiser, unless indicated in the "Remarks" section of the sale summary.

                                 INTRODUCTION

Purpose / Function of the Appraisal

The primary purpose of this appraisal is to provide an opinion of the market value for the various sections contained within the St. Charles Planned Unit Development and two properties outside St. Charles. The report provides the appraiser's opinion of value for finished lots, raw recorded lots, raw acreage, finished industrial sites, raw industrial land and a variety of commercial sites. The valuation considers the typical purchaser and likely motivation of a bulk purchase of the various sections of the subject property as they exist on the date of appraisal.

I have been requested by Interstate General Company (IGC), the owner of the subject property, to estimate the current market value of the various sections in and around the St. Charles Planned Unit Development. The update appraisal has been requested for asset management purposes.

DEFINITION OF MARKET VALUE (USPAP DEFINITION)

The most probable price which a property should bring in a competitive and open market under all conditions requisite to fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

       1)     Buyer and seller are typically motivated;

       2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

       3)     A reasonable time is allowed for exposure in the open market;

       4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

       5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale./1/


DEFINITION OF RETAIL VALUE

The retail value is the retail sales price of the separate units being appraised, with no allowance for carrying costs, taxes, insurance, interest charges, marketing costs, sales commissions, financing or profit. The retail value does not incorporate the time value of money through a discounting process or by any other means.

ANALYSIS OF A REASONABLE EXPOSURE PERIOD

It is your appraiser's opinion that the third condition of the stated definition of market value requires that the final estimate of value take into consideration a reasonable exposure period. Implicit in the definition is that typical marketing of the property shall occur, over whatever time period is ordinary, given the market conditions as of the date of appraisal. There is no cast-in-stone minimum or maximum limits to a reasonable exposure period, and it varies depending on property type, local market conditions and the communicated "asking" or "listing" price of a property.

The residential market has experienced a less severe decline in demand, prices and marketability than other segments of the real estate market, particularly office, hotel and some segments of the retail and industrial classifications. The bottom line is that well-priced new homes can be sold at a reasonable sales pace by competent builders. In fact, if sufficient value is perceived, there is a ready market for well priced finished lots and completed homes.

Currently, there is an active market for residential lots, both unfinished and finished. Based on recent sales that have occurred in Charles County, it the appraiser's opinion that it would be relatively easy to find a new purchaser for the subject property. The reasonable exposure period is

______________________

/1/ The Appraisal Foundation, Uniform Standards of Professional Appraisal
                              -------------------------------------------
Pratice (Washington, D.C., 1990) 1-7.
-------
defined as the period of active marketing that is presumed to have occurred prior to the date of appraisal and is necessary to sell the subject property in its entirety to one purchaser at a transfer price at or near the appraised value.

It is the appraiser's conclusion that the surrounding development, location, topography and other features of the subject property support the economically feasible development of the property. If the subject property were offered for purchase in its entirety at this time, there would likely be at least several interested purchasers, given a price that was reasonable in relation to anticipated benefits and costs of development. Knowledgeable brokers report that developers and homebuilders are aware that volume sales of new homes are possible in today's market if sufficient value is provided to buyers.

The subject property has been broken down into various sections based on use, location and level of finish. For example, the property includes finished lots, raw lots, raw acreage, finished industrial and commercial lots and raw industrial and commercial sites. The individual values communicated in this report are consistent with a reasonable exposure period of 12 months or less.

DATE OF THE APPRAISAL (INSPECTION)

The date of this appraisal is December 31, 1996, the last inspection date.

PROPERTY RIGHTS APPRAISED

The property rights appraised represent the unencumbered fee simple interest. Only the real property is appraised; any personal property is excluded from this analysis.

FEE SIMPLE ESTATE

Absolute ownership unencumbered by any other interest or estate subject only to the four powers of government./2/

LEGAL DESCRIPTION OR PROPERTY IDENTIFICATION

The subject properties have been identified on numerous plats and site plans as follows:

Finished Lots

       Parcel A, Lots 63, 84 and 85
       Parcel B, Lots 1-4, 28-30, 41, 42, 44, 45, 47-50 and 55
       Parcel D, Lot 35
       Parcel G, Lots 8 and 49
       Parcel H, Lots 1, 5, 6, 9, 12, 13, 35, 52 and 53
       Parcel L, Lots 3 and 10
       Parcel N, Lots 1, 16, 18, 20, 26-31, 33, 35, 36, 39, 42, 45,
       67, 68, 69, 70, 72 and 74-78
       Parcel P, Lot 31
       Huntington Ridge (98 Remaining Townhouse Lots)

Raw Recorded Lots

       Sheffield Neighborhood, Phase I (400 Single-Family and
Townhouse Lots)

Raw Acreage

       Middletown Property -       Parcels 118, 256 and 335
                                   Tax Map Page 7, Grids 15, 20 and 21

       Pomfret Property -          Parcels 36, 37, 41, 50, 60 and 177
                                   Tax Map Page 22, Grids 3, 9 14, 15, 20 and 21



__________________________

/2/ American Institute of Real Estate Appraisers, The Dictionary of Real Estate
                                                  -----------------------------
Appraisal, (Chicago, 1989), P. 177.
---------

Industrial Land

     Finished Sites

         Business Park East (Henry Ford Circle) - Parcels 1, 2, 3, 5-14, 16, 19-24 and 27
         Business Park North (Rockefeller Court) - Lots 12C, 12F, 12L,12M, 21F
                                                   and 23A

     Raw Industrial Lots

         Middle Industrial Park - Lots B, C2, C3 and D1-D14
         Piney Reach Industrial/Business Park

Commercial Land

     Westlake Parcels - Parcels A-3, A-4, F2, F3, F5, F6, F9, G1-G7 and G9, B2,
                        Q-1, Q-2 and M

     Smallwood Parcels - Parcels A-1, K, C, A, D-2, D-4, H and L


HISTORY OF THE SUBJECT PROPERTY

In 1972, a comprehensive planned unit development (PUD) was approved by the Charles County Government for the construction of over 20,000 housing units on over 1,300 acres. The acreage included land for roads, open space and stormwater management facilities. St. Charles has come a long way since 1972. The following is a brief chronological history of the past 20 years.


          YEAR                             DEVELOPMENTS
===============================================================================
          1974 White Plains Regional Park opened with lighted athletic fields, tennis courts and an 18-hole golf course. Two hundred acres of land was donated by IGC.

          1976                     First apartment complex opened in St.
                                   Charles. Currently there are almost 1,800 rental units in this area.

          1977 Smallwood Village continues to be developed with the opening of Wakefield, the third neighborhood.

          YEAR                             DEVELOPMENTS
================================================================================
          1978 The first of eight current child care facilities opens in St. Charles.

          1980 A senior citizens facility, known as Headen Apartments, opened in the Wakefield Neighborhood.

          1981 Smallwood Village Center, the first retail/office center in St. Charles opens.

          1986 Melvin Simon & Associates purchases 169 acres from IGC for the development of St. Charles Towne Center, a 1.1 million square foot regional mall.

          1989 Fairway Village, the third village of St. Charles, is approved by Charles County and the University of Maryland opens an educational center at
                                   Smallwood Village Center.

          1990 St. Charles Towne Center regional mall opens in Westlake, with the first phase.

          1994 St. Charles is home to 32,000 residents in 10,659 households, with 8,511 families, with an average family income of $59,148.

  [MAP OF WASHINGTON, D.C. - MARYLAND - VIRGINIA METROPOLITAN STATISTICAL AREA]

                           NEIGHBORHOOD AND AREA ANALYSIS

The subject property is located east and west of U.S. Route 301 (Blue Star Memorial Highway) in the Sixth Election District of Charles County, Waldorf, Maryland. This location is about two miles south of the Prince George's County boundary line and 13 miles southeast of the District of Columbia.

The immediate neighborhood is the unincorporated town of Waldorf. The land uses in this area include a variety of commercial, residential, industrial, and public uses. U.S. Route 301, from southern Waldorf north to the Prince George's County border line, is primarily commercial in nature and includes many retail and commercial uses. This corridor of Charles County has experienced tremendous commercial growth in the past 10 years.

The most significant development in this area is the Planned Unit Development
(PUD) known as St. Charles. This PUD encompasses 9,100 acres with a neighborhood village concept of development and maintains a current population of approximately 32,000. St. Charles is comprised of five separate "villages":
Smallwood Village, Westlake Village, Fairway Village, Piney Reach and Wooded Glen. Each village consists of individually planned neighborhoods which include schools, recreation centers, churches, sporting facilities and commercial support facilities or employment centers.

Smallwood Village is essentially complete with 4,722 housing units with the exception of 115 townhouse lots now being developed along Post Office Road. Westlake Village includes 4,274 total housing units as the final neighborhood, Dorchester, is being built-out. Westlake Village also includes the St. Charles Towne Center, a 1.1 million square foot regional, indoor mall. Fairway Village is the next area of St. Charles to be developed and is master plan approved for 3,346 units and 42 acres of commercial development. The final two villages, Wooded Glen and Piney Reach, are proposed for the future development of 10,000 additional housing units.

                              [MAP APPEARS HERE]

Among the 32,000 person population in St. Charles are over 10,600 households, with an average household size of 2.99. The average family income is almost $60,000 and the median age in the St. Charles community is 27.6, relatively young in comparison to Charles County and the State of Maryland.

Additional amenities at St. Charles include parks, lakes, bike paths and hiking trails. An 18-hole public golf course is also available. Each community contains a mix of residential housing such as single-family detached homes, townhomes, multi-plex units and rental garden apartments. Almost 1,500 acres have been set aside as permanent space for the preservation of natural surroundings.

Several major commercial retail developments have recently been constructed along U.S. Route 301 in the immediate Waldorf area. At the edge of the PUD of St. Charles is St. Charles Town Plaza, a 440,000 square foot, L-shaped community shopping center developed in phases by Melvin Simon & Associates from 1987 to 1990. This off-price center is anchored by Hechinger, Ames, Service Merchandise and T.J. Maxx, and is situated on the southwest corner of U.S. Route 301 and Smallwood Drive, at the entrance to St. Charles. The center is 97 percent leased to multiple tenants.

In the northwest quadrant of U.S. Route 301 and Smallwood Drive is St. Charles Towne Center. This super-regional mall was developed in 1990-91 by Melvin Simon & Associates and contains 1.1 million square feet of retail space on 169 acres. The four department store anchors include Hecht's, Montgomery Wards, Sears and
J. C. Penney.

Other community shopping centers in the immediate area include Festival at Waldorf, Smallwood Village Center, and Waldorf Shoppers World. The Festival at Waldorf is a 450,000 square foot community center recently constructed by the Trammel Crow Company. Major tenants include A&P Super Fresh, Circuit City, CVS/Pharmacy, Sears Outlet Store, Ross Dress for Less, Famous Footwear, MJ Designs and Roses Department Store. The original 100,000 square feet of the center fronts along U.S. Route 301 at its intersection with Maryland Route 228. The balance of the development is set to the rear of the site and has very limited visibility from U.S. Route 301.

                       [MAP OF ST. CHARLES APPEARS HERE]

Smallwood Village Center, developed by Interstate General Company (IGC) is within the new town development of St. Charles on St. Charles Parkway. This community center contains 190,000 square feet and is anchored by a Safeway and CVS/Pharmacy. The center is over 90 percent leased. Waldorf Shoppers World is a 20-year-old center, last renovated in 1990. The center contains 252,000 square feet and is anchored by F&M Drug Store and Peebles. This center's occupancy has been devastated by the opening of the new centers and is struggling to lease-up. Charles County Plaza is a 20-year-old center built in two phases. The center includes 142,557 square feet and is anchored by Giant Foods, Inc. and K-Mart. Although the center has limited visibility from U.S. Route 301 due to a buffer of trees, the center remains fully leased due to two excellent anchors.

There are numerous other small strip shopping centers up and down U.S. Route 301 in Waldorf. Most of these centers contain between 9,000 and 30,000 square feet of leasable area and are anchorless. The overall retail vacancy in Waldorf is estimated at about 10 percent, although the older and smaller centers typically feature more vacancy than the newer and larger centers. Freestanding "big box" retailers have come to Waldorf and continue to be interested, as are family chain restaurants. Price Club, BJ's Warehouse, Wal-Mart, Lowe's, Hechinger, K-Mart, Circuit City, Pizzeria Uno, Taco Bell, Boston Chicken, Olive Garden, Kenny Rogers Chicken, Ground Round, Applebee's, and Friendly's are already operating in Waldorf, and it is confirmed or reported that Target, Luskin's, Best Buy, and others will soon come to town.

Office use is not a major factor in Waldorf. Although there are scattered single-story and multi-story office buildings and flex space buildings throughout Waldorf, the subject neighborhood is not recognized as an office employment center. Office space in Waldorf tends to be occupied by professionals and service-oriented businesses existing to serve the nearby residential base. There is an existing oversupply of office space. Demand for office space in Waldorf is expected to grow slowly.

There is an expansive network of major roadways in the general neighborhood. U.S. Route 301 is a six-lane, median divided highway which runs in a north/south direction and bisects Charles County, providing excellent access to major highways to the north and south. This highway was

              [MAP OF ST. CHARLES SMALLWOOD VILLAGE APPEARS HERE] recently widened to three lanes with a shoulder lane from the Prince George's County line to Smallwood Drive at St. Charles Towne Center.

To the south, U.S. Route 301 extends to Richmond and Interstate 95 in Virginia. To the north, U.S. Route 301 accesses Maryland Route 5 into the District of Columbia and also continues through Prince George's County, where it becomes Maryland Route 3, and extends to the Baltimore Metropolitan Area.

Traffic congestion is a problem on U.S. Route 301 during rush hour and on weekends (retail traffic). The average traffic volume on U.S. Route 301 (as of 1992) is 59,000 to 62,000 vehicles per day between Brandywine and Maryland Route 228/Maryland Route 5 in Waldorf. It is not uncommon to sit through several traffic light cycles during peak periods.

Several plans have been suggested to help alleviate the existing traffic congestion during rush hours on U.S. Route 301 in the immediate area of the subject property. Suggested solutions include an overpass or bypass at the intersection of U.S. Route 301 and Maryland Route 228, as well as a new western parkway, which would run parallel to U.S. Route 301. These additional road improvements remain in the planning stage of development.

U.S. Route 301 is the subject of considerable controversy in Charles, Anne Arundel and Prince George's Counties. The future of the highway is of great importance for the growth of eastern Prince George's County and all of Charles County. To help map a strategy to handle future growth, a task force was formed to provide recommendations to the state. The task force consisted of 75 members and 60 non-member advisors who considered the opinions of experts and 1100 concerned citizens. The U.S. Route 301 Transportation Study Task Force worked for over three years before making its final recommendations to the governor in November 1996. The task force examined traffic and growth patterns along U.S. Route 301 between Bowie and the Potomac River and Maryland Route 5 from the Capital Beltway south to Brandywine where it connects with U.S. Route 301.

In brief, the task force reports that 40 percent of the state's population growth by 2020 is projected to occur in five counties served by U.S. Route 301:
Anne Arundel, Calvert, Charles, Prince George's

              [MAP OF ST. CHARLES WESTLAKE VILLAGE APPEARS HERE] and St. Mary's. Within the U.S. Route 301 Corridor (as defined by the task force), the number of households is expected to increase by 90 percent (a compounded annual growth rate of 2.2 percent between 1990 and 2020) and the number of jobs will increase by 50 percent (a compounded growth rate of 1.4 percent). This growth will lead to a doubling of traffic volume on U.S. Route 301, on average. At the Prince George's/Charles County line, the traffic volume is projected to increase from 60,000 vehicles per day in 1990 to 160,000 in 2020, a 168 percent increase. If no major improvements are completed heavy traffic congestion is likely in Waldorf for six hours each workday and heavy weekend traffic during most daytime hours.

As an example, a trip from La Plata to Washington, D.C. that now takes about one hour would then take 67 percent longer at one hour and forty minutes. Without improvements, nearly every signalized intersection on U.S. Route 301 will fail by 2020, and accidents will triple. Such congestion would naturally lead to a decline in quality of life, restrain property values and hamper further economic development.

As indicated by the disparity in home development and the number of new jobs, the task force expects Southern Maryland (Calvert, Charles and St. Mary's Counties) to remain bedroom communities, for the most part. With mass transit unlikely due to the area's sprawled development, most workers in Southern Maryland will continue to commute to the closer-in Washington region.

The task force made several recommendations in its final report, including:

       1. Direct development to designated growth areas where public water and sewer services exist or are planned. Also, development in rural areas should be discouraged. These suggestions are made for environmental as well as transportation reasons.

       2. Attract mixed-use development that supports and encourages mass transit, carpooling, walking and biking. The thought is that mixed-use development reduces trips on surrounding streets and highways.

       3. Attract jobs to the county that match the skills of current and future residents. Obviously, if a resident stays in county for his job, he does not need to commute on U.S. Route 301 northward.

                 [MAP OF DORCHESTER NEIGHBORHOOD APPEARS HERE]

       4. Construct a six-lane U.S. Route 301 Bypass around Waldorf with controlled access to improve safety and reduce congestion. If a limited-access U.S. Route 301 bypass is constructed, fewer accidents and better traffic management should result.

       5. Plan on HOV lanes for the U.S. Route 301 Bypass around Waldorf as well as Maryland Route 5 in Prince George's County. Although carpooling is currently insufficient to support HOV lanes, their future presence should encourage carpooling and busing.

       6. U.S. Route 301 should be widened by one lane in each direction in LaPlata. Traffic volumes are expected to increase in La Plata and between La Plata and Waldorf, but not to the extent expected in Waldorf and to the north. No significant increases are expected south of La Plata.

       7. County master plans should be revised to encourage compact development, especially mixed-use development, within one half mile of proposed future light rail stations. Current development patterns do not result in densities that are suitable for mass transit, and the county should encourage dense development in nodes where future light rail stations can be developed. Eventually, there should be light rail connecting Waldorf with the Branch Avenue Metro Station that is being constructed just inside the Capital Beltway off Maryland Route 5.


As of today, the above represents recommendations only, and there is little funding in place for any of the referenced infrastructure development. Prince George's and Charles Counties (as well as the State Highway Administration) are likely to use the task force study to try and solve some of the recognized transportation inadequacies. As is typical throughout the region, funding is the major obstacle.

Light rail is recommended by the task force, as it often is by transportation planners. Most experts agree, however, that Waldorf is too distant and not nearly populated enough to warrant rail service. Funding is also a major factor that would tend to suggest that any light rail development is far off in the future.

Commuting time from home to the workplace varies throughout Charles County, as does the number of vehicles owned by the immediate residents. Congestion discussed on major roadways in the area is a function of the number of vehicles and affects commuting time to employment centers. A profile has been done and compared to six different areas. The first three areas relate to a one, two and three mile radius from the intersection of U.S. Route 301 and Smallwood Drive in Waldorf. The second three areas relate to Charles County, the State of Maryland and the United States. The following chart outlines different commuting times and number of vehicles owned per household.

---------------------------------------------------------------------------------------------------------------
                                                    COMMUTE
---------------------------------------------------------------------------------------------------------------
                                     1.0 Mile    3.0 Mile     5.0 Mile    Charles      State of       United
                                      Radius      Radius       Radius     County       Maryland       States
---------------------------------------------------------------------------------------------------------------
  % Commute Under 15 Minutes             19.9        19.0         18.1       18.6         21.8           32.2
---------------------------------------------------------------------------------------------------------------
  % Commute 15-29 Minutes                16.8        15.7         17.9       22.2         34.5           37.2
---------------------------------------------------------------------------------------------------------------
  % Commute 30-44 Minutes                21.6        22.2         22.0       20.2         23.7           18.1
---------------------------------------------------------------------------------------------------------------
  % Commute 45-59 Minutes                20.9        21.0         20.1       16.9         11.0            6.5
---------------------------------------------------------------------------------------------------------------
  % Commute 60+ Minutes                  20.8        22.1         22.0       22.1          9.0            6.1
---------------------------------------------------------------------------------------------------------------
  Average Commute to Work in
    Minutes                                35          36           36         35           27             22
---------------------------------------------------------------------------------------------------------------
  Median Commute to Work in
    Minutes                              39.2        40.4         39.6       36.9         27.3           22.2
---------------------------------------------------------------------------------------------------------------
  % With No Vehicles                      3.2         3.0          2.6        4.4         11.7           11.1
---------------------------------------------------------------------------------------------------------------
  % With 1 Vehicle                       24.2        26.2         23.3       22.0         31.3           33.5
---------------------------------------------------------------------------------------------------------------
  % With 2 Vehicles                      46.9        49.6         47.3       43.4         38.3           37.8
---------------------------------------------------------------------------------------------------------------
  % With 3+ Vehicles                     25.7        21.3         26.8       30.2         18.8           17.6
---------------------------------------------------------------------------------------------------------------
  Number of Vehicles                    5,132      28,928       41,817     78,533    3,228,243    166,430,527
---------------------------------------------------------------------------------------------------------------
  Average Number of Vehicles              2.2         2.1          2.3        2.3          1.8            1.8
---------------------------------------------------------------------------------------------------------------
  Median Number of Vehicles               2.0         1.9          2.0        2.0          1.7            1.6
---------------------------------------------------------------------------------------------------------------

It is obvious from the above chart that congestion delays commuting time when compared to the State of Maryland and the United States. For example, between one, three and five miles from the intersection of Smallwood Drive and U.S. Route 301, the percentage of commuting time under 15 minutes ranges from about 18 to 20 percent, compared to about 22 percent to 32 percent between the State of Maryland and the United States, respectively. Likewise, commuters over 60 minutes range from about 21 to 22 percent, compared to only 9.0 percent in the State of Maryland and 6.1 percent in the United States. Accordingly, average commuting times are greater in Charles County.

The housing market in this area views this as a trade-off, where home buyers are willing to trade a greater commute for more affordable housing.

Away from U.S. Route 301, service-oriented and industrial uses dominate the non-residential land uses. There are several industrial parks a short distance from the major highways. Maryland Route 925 runs parallel with U.S. Route 301 and includes a mixture of industrial, commercial and residential uses. Major industrial parks in reasonable proximity include the Waldorf South Industrial Park, Pika Industrial Park, and the White Plains Industrial Park. The predominant office park is the 300-acre St. Charles Business Park, which is about 85 percent occupied.

The bulk of new residential housing within the subject neighborhood is concentrated within the Waldorf, St. Charles and White Plains area along U.S. Route 301. Within St. Charles, there is a diverse mix of detached homes, townhouses, condominiums and rental apartments. Detached single-family homes dominate in the remainder of Waldorf.

In summary, the excellent road network available to the subject neighborhood provides convenient access to the Washington Metropolitan Area, although troublesome congestion plagues U.S. Route 301 for the stretch where it shares the Maryland Route 5 label. Although still growing economically, residential development is at a lower level than several years ago. Home prices in the subject neighborhood have increased to the point that sales have dropped. Waldorf has always been thought of as an affordable alternative to Prince George's and Anne Arundel Counties. The primary reason new residents have moved to Waldorf is to seek housing that is less expensive than in these nearby counties. With prices increasing to near those in Prince George's and Anne Arundel Counties, sales volumes have dropped off somewhat in the subject neighborhood, causing a slower population growth than was typical during the 1970's and 1980's.

                           SUBJECT SITE DESCRIPTION

The St. Charles PUD consists of 9,100 acres. In addition, from 1987 to 1990, IGC acquired 1,186 additional acres in Charles County for future development. IGC currently owns 5,659 acres of land in Charles County. This land is planned for more than 15,000 housing units and about 398 acres of commercial/industrial land, including land for roads, open space and stormwater management. A brief description of the villages and the remaining inventory follows. Further, an in-depth discussion of each use, residential, industrial and commercial, is detailed.

Smallwood Village, the first of the five planned villages, contains 2,700 acres. Smallwood Village includes about 6,700 housing units in four neighborhoods, a 270,000 square foot shopping center, and 250 acres of developed commercial and industrial land. Virtually all available land has been developed and sold, except for 63 commercial and industrial acres, and land for 115 townhouse units, currently being developed by Ryland Homes.

Westlake Village, the second to come on line, contains approximately 1,700 acres. Development started in 1983, with a planned build-out of about 4,300 units of single-family homes, townhomes and apartments in Westlake. As of December 31, 1996, lots for 4,223 housing units had been sold to third-party homebuilders or sold by IGC in its own homebuilding operations. Westlake Village originally had 538 acres of land designated for commercial use, of which 216.3 acres remain to be sold.

Fairway Village, the third village in St. Charles, contains 1,287 acres, including land for roads, open space and stormwater management. Development is in the planning stage. The plan for Fairway Village has preliminary county approval for two neighborhoods (Sheffield and Gleneagles), with a total of 3,346 units. Thirty-five acres are planned for commercial development, in addition to a 215-acre business park adjacent to Fairway Village, of which 119 acres remain to be sold. IGC received preliminary plan approval for Fairway Village from Charles County in August of 1994.

Wooded Glen and Piney Reach, the remaining two villages, will be the final phases of development for St. Charles. These villages total 3,079 acres, including land for open space, roads and stormwater management. Approximately 10,000 residential units are planned for the two villages.

This appraisal's focus is the remaining land inventory of the St. Charles PUD, as of December 31, 1996. The residential land inventory, as of December 31, 1996, is presented on the facing page and will be discussed accordingly. A detailed breakdown of the 60 finished lots in Dorchester can be seen in the Addenda. The following discussions are structured to each use as they relate to site characteristics such as: physical attributes, access, visibility, frontage, utilities and surrounding land uses.


RESIDENTIAL LAND INVENTORY


PHYSICAL CHARACTERISTICS


Sixty finished lots are contained within Parcels A, B, E, G, H, L, N and P, and cover 10.94 acres, suggesting an average lot size of 7,940 square feet. The lots are primarily arranged around several cul-de-sacs and a circular roadway known as Dorchester Circle, with two entrances from Smallwood Drive and one entrance from St. Patricks Drive. The terrain of the 60 finished single-family lots is cleared and ready for development.

The Huntington Ridge townhouse site is identified as Parcels 20A, 4B and 4C, within larger parcels (717, 633), as identified on Tax Map 15, Grid 8, within the Sixth Election District of Charles County, Maryland. This site is being developed with 115 townhouse lots. The description of the site is predicated on the information provided on a recorded subdivision plan, as prepared by the engineer, Whitman, Requardt & Associates, as presented in the Addenda.

The site contains a total of 15.86 acres. The recorded subdivision plan was approved August 25, 1995, for the development of 115 townhouse lots. The lot area, as stated on the recorded plan, shows interior lots of 1,600 to 1,800 square feet and the end lots 2,000 square feet. The 18 townhouse buildings are arranged around a central cul-de-sac, with four spine roads radiating off the main cul-de-sac. The site is situated on the east side of Post Office Road, just south of its intersection with Industrial Park Circle.

The topography of the site is relatively flat, ranging from about 200 to 240 feet above sea level. The terrain is currently wooded along the perimeter, with the majority of the portion of the parcels already cleared.

The site plan does not indicate any areas of wetlands, however, in the northwest portion of the site, there is a 100-year back water and drainage easement. In addition, there is a 70' x 75' wide natural and/or reforested buffer which runs from the northwest portion of the site to Post Office Road. According to Flood Insurance Rate Map No. 240089 0027 B, last revised June 5, 1985, by the Federal Emergency Management Administration, the site is not located in a flood hazard area.


ACCESS, VISIBILITY AND FRONTAGE


The Dorchester 60 finished lots front on several internal streets and cul-da-sacs. The main spine road is a 60-foot right-of-way known as Dorchester Circle. The remaining roadways leading to the different cul-de-sacs are primarily 50-foot right-of-ways. Dorchester Circle has three entrances along Smallwood Drive and St. Patricks Drive.

Although visibility and frontage to major highways is of secondary concern with residential subdivisions, ease of access to commuter routes is of considerable importance. Commuter access is excellent to the remaining single-family lots. These sites are located a short distance (approximately one mile) from Crain Highway (U.S. Route 301). Crain Highway provides north/south access to Waldorf, Upper Marlboro, Washington and Baltimore.

The Huntington Ridge townhouse lots front on five internal streets. One main spine road, ending in a cul-de-sac, is a 30-foot right-of-way accessing the five internal streets. The main road will have one entrance point along Post Office Road. The entire site has almost 600 feet of frontage along Post Office Road. Again, visibility and frontage to major highways is of secondary concern with residential subdivisions, while ease of access to commuter routes is of considerable importance.

UTILITIES


All necessary utilities are available to the remaining finished single-family lots. Within the subdivisions, utilities are installed underground as part of the infrastructure development. Each of the subject lots will have utilities available at the lot line.

All necessary utilities are available to the townhouse lots. Within the subdivision, utilities will be installed underground as part of the infrastructure development along the spine road. Each of the subject lots will have utilities available at the lot line. Existing water and sewer lines are currently available along Post Office Road. Electricity and telephone service is also immediately available.


SURROUNDING LAND USES


The remaining finished single-family lots are surrounded by other newly-developed residential subdivisions to the north and northeast. To the east of the remaining lots are primarily commercial developments that are part of the St. Charles community and front on or have easy accessibility to U.S. Route 301.

The Huntington Ridge townhouse site is surrounded by other newly-developed residential subdivisions to the south. To the west, north and east of the subject site are primarily commercial developments that are part of the St. Charles community and front on or have easy accessibility to Post Office Road, Maryland Route 5 and U.S. Route 301.


BULK LAND (RAW ACREAGE)


POMFRET ASSEMBLAGE


This property is comprised of seven parcels totaling 812.2 acres. The total assemblage is broken down into the Northern Section, which contains 202.79 acres, and the Southern Section, which contains 609.38 acres. These parcels are to the west of U.S. Route 301, and identified as Parcels 36, 37, 41, 50, 60, 177 and 275, as seen on Charles County Tax Map Page 22.

                              [MAP APPEARS HERE]

The Northern Section is comprised of Parcel 275, located on Tax Map Page 22, Grid 3. This parcel contains 202.79 acres, with good road frontage on Pomfret Road. The terrain of Parcel 275 ranges from relatively level on the eastern side, to rolling in the northwestern portion where the stream traverses the parcel. The stream, which runs in an east/west and south/north direction, divides the parcel into three sections. According to a study prepared by HOH Associates, Inc., for IGC, the site is comprised primarily of mature hardwoods and second growth vegetation.

According to FEMA Flood Insurance Rate Map 240089 0046 B, last revised June 5, 1985, Parcel 275 is not within a designated 100-year floodplain. It is noted, however, that 201 acres of the total assemblage is located in wetlands/floodplain land, according to the 1994 Development Study by Whitman, Requardt & Associates.

The six contiguous parcels that makeup the Southern Section contain 609.38 acres of land area. The Southern Section is comprised of Parcels 36, 37, 41, 50, 60 and 177, located on Tax Map Page 22. These parcels are on the south side of Pomfret Road, west of Marshall Corner Road and north of Bumpy Oak Road. The topography of these parcels is mostly level, with some sloping occurring near the three streams which traverse the parcel in an east/west direction. The site is predominately occupied by mature hardwoods, in addition to some second growth vegetation, as well as open field space.

According to FEMA Flood Insurance Rate Maps 240089 0046 B and 240089 0048 B, both last revised June 5, 1985, none of the parcels which comprise the Southern Section are located within a designated 100-year floodplain.

Based on the study completed by Whitman, Requardt & Associates, the entire assemblage contains 20 acres of wetlands and 181 acres of floodplain, slopes and buffers. The study did not breakdown the division of these areas between the Northern and Southern Sections.

The Northern Section has frontage and access to Pomfret Road, providing a link between U.S. Route 301 to the east and Indian Head Highway (Maryland Route 210) to the northwest. The Southern Section is accessed by three roads which include Pomfret Road to the north, Marshall Corner Road to the east, and Bumpy Oak Road to the south. All access to the Southern Section contains very limited road frontage. According to development plans, primary entrances for the two sections would be jointly shared by a Pomfret Road entrance. Another entrance for the Southern Section would include a primary entrance from the south, off of Bumpy Oak Road. In addition, the right-of-way acquired with the purchase of Parcel 41 will permit access to Marshall Corner Road by way of Raphael Drive. This would create an eastern entrance with access to the middle of the Southern Section. The surrounding roads provide both the Northern and Southern Sections with adequate access to major highways and linkages.

Utilities currently available to the seven parcels are limited to electricity and telephone services. Public water and sewer services are not immediately available at this time. The parcels are currently in the S5 Planning Zone, which provides for sewer service in six to 10 years. Although central water service exists to the Pomfret Estates Subdivision, located between the two parcels at the intersection of Pomfret Road and Marshall Corner Road, the parcels are located in a W6E Zone, which calls for no immediate planned water service. An alternative would be the use of a privately-maintained water system involving several wells and water towers.

The seven parcels are all zoned R-L, a low density residential classification, and most of the surrounding parcels have this same distinction. The surrounding land uses include residential, agricultural and educational. To the east, the primary land use is for residential subdivisions, which include the Pomfret Estates and Oakwood Subdivisions. The Charles County Vo-Tech Center is also located to the east, occupying approximately 90 acres. The predominate land use to the west of these parcels is agricultural and large-lot residential homes. Additional land uses in the area include the Maryland Airport to the northwest and the Myrtle Grove Wildlife Management Area, which provides hunting and fishing for local residents.


MIDDLETOWN PARCELS


This property is comprised of five tax parcels totaling 373.663 acres. The parcels are to the west of U.S. Route 301, and identified as Parcels 118, 256 and 335 on Charles County Tax Map Page 7, and Parcels 48 and 81 on Page 14.

                              [MAP APPEARS HERE]

The property is comprised of two non-contiguous parcels, referred to as the "North Assemblage" and "South Assemblage." These two areas are separated by three tax parcels that were previously owned by St. Charles Associates, L. P., but were taken back by a lender. St. Charles Associates, L. P. hopes to eventually buy back the middle land (totalling about 105 acres) to complete the Middletown Assemblage. The following description is based on tax records, tax maps, planning studies and personal inspection.

The North Assemblage contains 252.986 acres of land area. The site enjoys frontage on both Middletown Road and Mill Hill Road. The terrain of the North Assemblage is gently rolling in nearly all areas except along the stream that bisects the site. According to topographic map information, the elevations range from about 180 feet above sea level in the stream valley near the northeast part of the site to 237 feet near the northwest corner. Other than the stream valley, nearly all of the site is between 200 and 230 feet above sea level.

According to FEMA Flood Insurance Rate Maps 240089 0026 B and 240089 0027 B, both last revised June 5, 1985, none of the site is within a designated 100-year floodplain. Based on information extracted from the HOH and Whitman, Requardt & Associates' planning studies, about 46 acres of the North Assemblage is determined to be floodplain, wetlands and/or buffers.

The South Assemblage is comprised of three tax parcels totalling 120.677 acres. The South Assemblage also enjoys frontage on both Middletown Road and Mill Hill Road. The topography of the South Assemblage is nearly level, with very little elevation change. The elevation of the south parcel appears to range from approximately 200 to 218 feet above sea level. There are no areas of steep slopes. Most of the South Assemblage is wooded.

According to FEMA Flood Insurance Rate Maps 240089 0026 B, 0027 B and 0028 B, all last revised June 5, 1985, none of the property is within a designated 100-year floodplain. The Whitman, Requardt & Associates' study indicates approximately 28 acres of unusable land area in the South Assemblage.

As mentioned previously, both parts of the property enjoy frontage on both Middletown Road and Mill Hill Road. The North Assemblage enjoys approximately 450 feet of frontage on the west side of Middletown Road, as well as about 550 feet of frontage on the east side of Mill Hill Road. The South Assemblage enjoys about 1,000 feet of frontage on the west side of Middletown Road and a little more than 400 feet of frontage on the east side of Mill Hill Road. Currently, both of these fronting streets are narrow, two-lane, rural roads. Middletown Road, however, is scheduled to be improved to a four-lane arterial between Berry Road and Billingsley Road. This widening is at the county's expense, and is scheduled for the next three years.

Utilities currently available to the property are limited to electricity and telephone service. Public water and sewer service is available nearby, however, and could be extended to the property as part of a development plan at the owner's expense. A sewer main is currently installed along Piney Branch, a stream located approximately 2,400 feet northeast of the North Assemblage.

The land between the property and the stream is owned by Lewis R. Vest, who is developing the property as a residential subdivision to be built-out with townhouses and single-family detached homes. Once development of this subdivision, to be known as Berry Valley, is established, the northern parcel could obtain sewer service from the Berry Valley sewer line. Water service could also be obtained from this adjacent proposed subdivision. The South Assemblage can be supplied with water service from the high school across Middletown Road. Due to the topography of the property, sewer service would be easiest to supply from the north, across the middle assemblage of Middletown that is no longer under the ownership of Interstate General Corporation.

Public water and sewer services are expected to be immediately available to the property over the next three to five years, as Middletown Road is widened and Berry Valley gets underway. Repurchase of the middle assemblage would make development of the south parcel easier, but is not absolutely necessary for utility purposes and other infrastructure development.

The site is surrounded by vacant agricultural and wooded land, as well as scattered single-family detached residential homes on large lots. The St. Charles PUD is located to the immediate east of

                              [MAP APPEARS HERE]
the south parcel, across Middletown Road. The Westlake High School is established just southeast of the South Assemblage.


FAIRWAY VILLAGE


Fairway Village, the next village in St. Charles planned for development, contains 1,287 acres, including land for roads, open space and stormwater management. Two planned neighborhoods (Sheffield and Gleneagles) will have a total of 3,346 units. Thirty-five acres are planned for commercial development, along with a 213-acre business park adjacent to Fairway Village, of which 119 acres remains to be sold. This village also includes a 114 acre state-of-the-art landfill owned and operated by Charles County. IGC received preliminary plan approval for Fairway Village from Charles County in August of 1994.

The first phase of the Sheffield Neighborhood is proposed for development beginning in Fall of 1997. This phase will include 246 single-family lots and 154 townhouse lots. While the entire village of Fairway has been approved by the county, the first phase of Sheffield has not actually been granted preliminary plan approval for the townhouse units and must be resubmitted to obtain this mix. For the purpose of this report, since it is likely that this approval will be obtained within the next 12 months, a subdivisions analysis method has been employed for the valuation of this first phase of the Sheffield Neighborhood.

The table presented on the facing page breaks down the village area totals by use. Individual neighborhoods (Sheffield and Gleneagles) are broken down by parcel, type, dwelling unit and density, and is presented in the Addenda.

Fairway Village is bound by St. Charles Parkway to the west (a 120-foot right-of-way), St. Pauls Drive to the north, the southern boundary of the Bannister Neighborhood, and by Piney Church Road to the east, as well as the transmission line which traverses St. Charles in a northeast-to-southeast direction. Maryland Route 488 (La Plata-Bryantown Road) forms the southern boundary of Fairway Village. Maryland Route 488 provides east/west travel from Maryland Route 5 to the east and the township of La Plata to the west, intersecting with U.S. Route
301. St. Charles Parkway currently

--------------------------------------------------------------------------------
                          FAIRWAY VILLAGE AREA TOTALS
--------------------------------------------------------------------------------
                                           SHEFFIELD     GLENEAGLES     FAIRWAY
                                          NEIGHBORHOOD   NEIGHBORHOOD    TOTALS
--------------------------------------------------------------------------------
 Residential                                 243.4          316.5        559.9
--------------------------------------------------------------------------------
 Wetlands                                     35.3           12.8         48.1
--------------------------------------------------------------------------------
 Lakes                                        16.2           13.4         29.6
--------------------------------------------------------------------------------
 Upland Open Space                            62.4           49.9        112.3
--------------------------------------------------------------------------------
 Major Roads                                  48.5           26.4         74.9
--------------------------------------------------------------------------------
 Village & Neighborhood Centers                5.0           46.8         51.8
--------------------------------------------------------------------------------
 School                                       20.0            0.0         20.0
--------------------------------------------------------------------------------
   Subtotal                                  430.8          465.8        896.6
--------------------------------------------------------------------------------
 White Plains Park                            --             --            7.0
--------------------------------------------------------------------------------
 Middle Business Park                         --             --          213.4
--------------------------------------------------------------------------------
 Landfill                                     --             --          114.0
--------------------------------------------------------------------------------
 Stetham Park                                 --             --           56.0
--------------------------------------------------------------------------------
   TOTAL ACRES                                --             --        1,287.0
--------------------------------------------------------------------------------

ends at the White Plains Regional Golf Course and extends through to Maryland Route 5 to the northeast. Billingsley Road traverses Fairway Village in a northwest to a southeasterly direction, terminating in the Middle Business Park and extending through to Maryland Route 5. As Fairway Village begins development, Billingsley Road will be extended from the end of Middle Business Park through to U.S. Route 301 to the northwest. In addition, as Fairway Village gets developed through the southwest portion of the site, St. Charles Parkway will be extended down to its intersection with Rosewick Road.

The topography of the site is relatively flat, ranging from about 190 to 210 feet above sea level. The terrain is currently heavily-wooded, with some portions of the site already cleared. The preliminary site plan indicates several areas of wetlands, which accounts for 48.1 acres of the entire site. According to Flood Insurance Rate Map No. 240089 0027 B, last revised June 5, 1985, by the Federal Emergency Management Administration, the site is not located in a flood hazard area.

St. Charles Parkway (120-foot right-of-way) is the main spine road providing access to five or six secondary roadways within the Sheffield and Gleneagles Neighborhoods of Fairway Village. Commuter access to the proposed village is excellent, due to St. Charles Parkway's connection with Maryland Route 5 to the north and Smallwood Village to the northwest, both leading to intersections with U.S. Route 301. As stated previously, Crain Highway provides north/south access to Waldorf, Upper Marlboro, Washington and Baltimore. All necessary utilities are available to the proposed Fairway Village. There are easements along St. Charles Parkway which will provide water access to all the neighborhoods. Within the subdivisions, utilities will be installed underground as part of the infrastructure development. Each of the proposed lots will have utilities available at the lot line. Electricity and telephone service will also be immediately available to the site.

WOODED GLEN AND PINEY REACH

Wooded Glen and Piney Reach are the remaining two villages, which will be the final phases of development for St. Charles. These villages contain 3,495 acres, including land for open space, roads and stormwater management. About 10,000 residential units are planned for the two villages and include approximately 416 acres of industrial property (business park). I have been provided

         [MAP OF ST. CHARLES WOODED GLEN AND PINEY REACH APPEARS HERE] with a Master Plan Study for the Wooded Glen and Piney Reach proposed villages, prepared by HOH Associates, Inc. This master plan gives the general layout of the future neighborhoods, along with gross and net developable acreage. A copy of this Master Plan Study can be found in the Addenda.

The terrain of this southern section of St. Charles is relatively level, with some gently rolling terrain along the southeast boundary of the site. The topography of the site ranges from 180 feet above sea level to roughly 240 feet above sea level. The site is comprised primarily of mature hardwoods and second growth vegetation.

According to Flood Insurance Rate Map No. 240089 0027 B, last revised June 5, 1985, by the Federal Emergency Management Administration, these sites are not located in a flood hazard area. The net developable area accounts for wetlands, slopes, buffers and open space.

These two villages have frontage and access to St. Charles Parkway and Billingsley Road. These roadways provide links to U.S. Route 301, via Smallwood Drive and Maryland Route 5. Billingsley Road, upon completion, will be a cross-county connector from Maryland Route 5 to the east until its terminus with Maryland Route 210 in the west along Indian Head. Currently, Billingsley Road terminates in the Middle Business Park in Fairway Village. The next phase of development is from this point west to its intersection with U.S. Route 301, beginning Fall of 1996. St. Charles Parkway is a north/south primary arterial which currently ends at White Plains Regional Park to the south and Maryland Route 5 to the north. This four-lane divided roadway will eventually connect with Maryland Route 488 in La Plata. Primary entrances to these remaining two villages will be primarily from St. Charles Parkway and Billingsley Road, along with secondary spine roads.

All necessary utilities are available to these villages. Utilities will be installed underground as part of the infrastructure development along the primary and spine roads. Existing water and sewer lines are currently available along St. Charles Parkway and Billingsley Road. Electricity and telephone service are also immediately available.

Wooded Glen and Piney Reach are bound by Fairway Village to the north and are bordered to the east and south by large agricultural parcels. To the southwest of Wooded Glen, the site will eventually abut the incorporated town of La Plata. Commercial and industrial uses are located to the northwest of these villages, as are the developed residential uses within the St. Charles PUD.

Included within the Wooded Glen and Piney Reach villages are five parcels of land which are not zoned PUD. The five parcels contain a total of 578.33 acres and are zoned R-L, a low to medium density development zone, not restricted by the development covenants of the PUD zoning. This implies that these parcels could be developed immediately. These five parcels are the only remaining properties which could be rezoned as PUD and will be discussed in the Highest and Best Use section of the report.

COMMERCIAL / INDUSTRIAL LAND INVENTORY

The remaining commercial land is located in Westlake Village (Towne Center North and South) and Smallwood Village. IGC currently owns 223.06 acres of commercially-zoned land. About 212 acres of this land is situated immediately surrounding the St. Charles Regional Mall, along St. Patricks Drive and Smallwood Drive. The remaining parcels are located on the east side of U.S. Route 301, at Smallwood Drive, and smaller out-parcels surrounding Smallwood Village Center.

The remaining industrial land, 160.71 acres, is located in Smallwood Village and the western boundary of Fairway Village. The Middle Industrial Park of Fairway Village, which contains a majority of the remaining inventory (118.74 acres), abuts the ConRail line on its northwest boundary. The remaining 45 acres are located within Business Parks North and East of Smallwood Village, with direct access from Post Office Road and Maryland Route 5. In addition, 416 acres designated for industrial (business park) use is situated in the Wooded Glen and Piney Reach area and will be valued separately.

                [MAP OF ST. CHARLES TOWNE CENTER APPEARS HERE]

COMMERCIAL LAND - WESTLAKE VILLAGE (TOWNE CENTER NORTH)

Parcels A-3 and A-4 are irregular in shape and are located in the horseshoe created by Smallwood Drive West and St. Patricks Drive. These parcels are immediately west of the St. Charles Regional Mall. In addition, these two parcels abut O'Donnell Lake to the east and have excellent visibility from the primary roadways encompassing the mall. The terrain of these two parcels is clear and they are covered with low lying vegetation. The topography is gently sloping from west to east towards the lake. All utilities are available to the sites.

Parcels F2, F3, F5, F6, F9, G1, G2, G3, G4, G5, G6, G7 and G9 are located along the northern boundary of St. Patricks Drive and their intersection with Western Parkway and Smallwood Drive West. The parcels are irregular to rectangular in shape, with excellent frontage and visibility from St. Patricks Drive. The terrain of these sites is relatively clear with a tree buffer along their northern boundary with the Lancaster Neighborhood. The ground is covered with low lying vegetation and the topography is relatively level. All utilities are available to these parcels.

Parcel H2 is located in the northwest quadrant of St. Patricks Drive and U.S. Route 301, adjacent to the Holiday Inn. This rectangular parcel is level and covered with low lying vegetation. This 9.0-acre site has excellent access and visibility, with approximately 700 feet of frontage on U.S. Route 301, however, only 6.0 acres are considered developable. Several pad sites are located directly south of the site surrounding the St. Charles Regional Mall. The St. Charles County Plaza Shopping Center is located on its northern boundary, while the new Target Store has recently been developed to the immediate northwest of the site, on Western Parkway and Plaza Drive. Development to the west is primarily commercial and residential in nature. All utilities are available to the site.

COMMERCIAL LAND - WESTLAKE VILLAGE (TOWNE CENTER SOUTH)

These parcels are located on the south side of St. Patricks Drive and west of U.S. Route 301. Parcel M is an irregular-shaped, 1.85-acre parcel that was subdivided from the larger Parcel Q, which will be developed residentially. This site is located on the northeast corner of Billingsley Road and St. Patricks Drive. The terrain is partly covered with mature trees and low lying vegetation. The

                        ST. CHARLES COMMERCIAL LAND

                            REMAINING INVENTORY

                          AS OF DECEMBER 31, 1997

=======================================================          =========================================================
                  WESTLAKE VILLAGE                                                      SMALLWOOD VILLAGE
-------------------------------------------------------          ---------------------------------------------------------
     SECTION                PARCEL     GROSS  ACRES                     SECTION       PARCEL         GROSS  ACRES
========================================================         ==========================================================
Towne Center North          A-3& 4       13.82                                         A-1               0.77
                                                                                        K                7.93
Towne Center North            F2          1.14                                          C                0.60
Towne Center North            F3          1.88                                          A                0.84
Towne Center North            F5          1.98                                         D-2               1.06
Towne Center North            F6          1.93                                         D-4*              0.75
Towne Center North            F9          2.07                                          H                0.17
                                          ----                                          L                1.00
                                                                                                         ----

Total                                    22.82                             Total                        13.12

Towne Center North            G1          1.19
Towne Center North            G2          1.19
Towne Center North            G3          1.19                          *This parcel has been rezoned for residential use  allowing
Towne Center North            G4          1.29                           development of  multi-family and assisted  living. For the
Towne Center North            G5          1.19                           purpose of this report, the parcel will remain  under the
Towne Center North            G6          1.19                           commercial classification.
Towne Center North            G7          1.19
Towne Center North            G9          1.89
                                          ----

Total                                    10.32

Towne Center South            B2          0.28

                              H2          6.00

                              Q-1        17.50

                              Q-2         4.69

                              M           1.85
                                          ----

Total                                    30.32

Total Westlake Acreage                   63.46

TOTAL COMMERCIAL ACREAGE                 76.58

topography is level and at-grade with its surroundings. Access and visibility are excellent from either roadway. All utilities are available to the site.

Parcel B2, an irregular-shaped parcel, is located on the south side of Smallwood Drive, just west of the boundary for the St. Charles Town Plaza. This 0.28-acre site sits in front of the SMECO pad site. The site is beneficial only to this user and IGC has been trying to sell it so there is one contiguous parcel fronting Smallwood Drive. The terrain is clear and the topography is level. The site has excellent visibility from Smallwood Drive, while it is surrounded by existing commercial uses. All utilities are available to the site.


Parcels Q-1 and Q-2 are located on the southeast and northeast corners, respectively, of Smallwood Drive and Middletown Road. Both parcels are rectangular in shape, level and at-grade with their surroundings, while the terrain is partially clear with low lying vegetation and mature trees. Access and visibility are excellent from both roadways. Either site is approximately
2.2 miles from the Towne Center. The Waldorf V.F.D. is located within Parcel Q-1, while Foxchase Apartments are located to the east, Westlake High School and Hampshire Neighborhood to the north, and open space to the west and south. All utilities are available to the sites.

COMMERCIAL LAND - SMALLWOOD VILLAGE

Parcels A-1 (0.77 acre), K (7.93 acres), and Parcel L (5.09 acres) are located just east of U.S. Route 301 and west of the ConRail tracks. Parcel A-1 can be found between Maryland Route 925 and U.S. Route 301. The topography is level and at-grade with surrounding properties, while the terrain is clear with some vegetation and buffer of trees along the rail line. Parcels K and L have approximately 1,150 feet of frontage along Smallwood Drive East. All utilities are available to the parcels. Surrounding uses include fast-food restaurants and service stations to the west, heavily-wooded parcels to the south, the St. Charles Business Park to the north, and Smallwood Village neighborhoods to the east.


Parcels C and A are located in the southwest quadrant of St. Charles Parkway and St. Marks Drive, while Parcel D-4 is located on the east side of Smallwood Village Shopping Center. Parcel H is located on the northeast corner of Smallwood Village Shopping Center's access road. All of these parcels are at-grade with their surroundings and the terrain is clear, with low lying vegetation and trees along the perimeter. These parcels have good accessibility and visibility from St. Charles Parkway and secondary roads within Smallwood Village. They also have accessibility to Maryland Route 5 and U.S. Route 301. Surrounding uses include residential neighborhoods, retail (Smallwood Village Shopping Center), and commercial/industrial uses to the west. All utilities are available to the sites.

Parcel D-2 is located near the Wakefield neighborhood center, off of St. Marks Drive and Huntington Woods Drive. This 1.06-acre site is level and at-grade with its surroundings, while the terrain is clear with low lying vegetation. The site has adequate access and visibility from the secondary roadways located just off of St. Charles Parkway. The surrounding area is primarily residential in nature, with the Wakefield Village neighborhood center to the southwest. All utilities are available to the site.

INDUSTRIAL LAND - SMALLWOOD VILLAGE (BUSINESS PARKS NORTH AND EAST)

Parcels 1-3, 5-14, 16, 19-24 and 27 are located in Business Park East, along Henry Ford Circle. These parcels are primarily rectangular in shape and contain approximately 24.05 acres of land area. The topography of these sites is level and at-grade with their immediate surroundings. Low lying vegetation predominates the terrain, while mature trees buffer the perimeter of the business park. Henry Ford Circle (60-foot right-of-way) has immediate access from Post Office Road. Post Office Road provides direct access to Maryland Route 5 to the north and St. Charles Parkway to the south. To date, only three parcels have been developed within this business park.

Parcels 12C, 12F, 12L, 12M, 21F and 23A are located in Business Park North, along Rockefeller Court and Industrial Drive. Together, these seven parcels contain approximately 18 acres and vary in size and shape. The majority of the sites are rectangular in nature, while the remaining parcels are irregularly shaped. The topography of the sites is primarily level to gently sloping and at-grade with surrounding properties. Terrain consists of mature trees, low lying vegetation and partially cleared lots.

         [MAP OF ST.CHARLES BUSINESS PARK NORTH AND EAST APPEARS HERE]

The majority of the roadways connecting the business park are 60 to 80-foot right-of-ways allowing good access to all sites. Industrial Park Drive allows access to U.S. Route 301, via Copley Avenue and Smallwood Drive to the south, and Maryland Route 5, via Post Office Road to the east. There is an abundance of open space and tree buffers between the commercial and residential neighborhoods to make a transition between the two. Water and sewer easements are found along these buffer areas. All utilities are immediately available to those sites located within the business park.

Surrounding land uses are predominantly commercial in nature on the northern and western boundaries. Most of these uses are situated on U.S. Route 301 and Maryland Route 5. To the south and east are located residential neighborhoods within Smallwood Village. The most recent development is the planned Huntington Ridge townhouse project by Ryland, to contain 115 units. This project is located on the northeast quadrant of Post Office Road and Copley Avenue, just south of the eastern entrance to the business park.

INDUSTRIAL LAND - FAIRWAY VILLAGE (MIDDLE INDUSTRIAL PARK)

Middle Industrial Park is located in the northwest quadrant of Fairway Village, the third village to be developed in St. Charles, by IGC. This village received preliminary plan approval in August 1994, for its master plan of the village. The industrial park is to be located to the west of St. Charles Parkway and Billingsley Road.

The site contains a total of 213.4 acres, of which 20.7 acres is delineated for roadways, 15.1 acres for open space, and 177.6 acres for development. To date, approximately 59 acres have been sold, leaving a remaining inventory of roughly 119 acres of industrial land. The remaining parcels include Parcels B, C2, C3 and D1-D14. The topography of the site is generally level, ranging from 195 to 220 feet above sea level. The terrain is partially cleared, with low lying vegetation and mature trees along the perimeter.

These lots are located on the south side of Billingsley Road and, upon development, will have a parallel roadway to Billingsley Road known as Enterprise Drive. This roadway will have two ingress/egress points along Billingsley Road. Currently, Billingsley Road, at its intersection with St. Charles Parkway, is a two-line paved roadway which dead ends in the middle of the business park. As the park is developed, Billingsley Road will become a 150-foot-wide right-of-way, with direct access from U.S. Route 301 and continue through to Indian Head Highway to the west. This industrial park will have good access to the main thoroughfares via St. Charles Parkway, Smallwood Drive and the completion of Billingsley Road to U.S. Route 301.

All utilities are immediately available to the park. A 16-inch water main will run the length of Billingsley Road, while a 100-foot SMECO easement runs in an east/west manner along the southern boundary of the site.

Surrounding land uses include other industrial and large agricultural parcels to the south, White Plains Regional Park to the east, various residential neighborhoods which makeup Smallwood Village to the north, and open space to the west bordering on U.S. Route 301.

SUMMARY

The subject property consists of a multitude of parcels ranging in all sizes and anticipated for many uses including, but not limited to, residential, industrial and commercial. The physical nature of the site also varies from completely raw to completely finished. The valuations presented in this report consider these various stages of development. In addition to the industrial area described in this section, 416 acres designated for industrial/business park use in the Wooded Glen and Piney Reach area will be valued separately.

                                    ZONING

Most of the subject property is zoned PUD, a Charles County Planned Unit Development zone. This zoning category covers the land within the St. Charles Planned Unit Development. No defined restrictions have been outlined for this zone such as setback requirements, height restrictions, floor area ratio, lot coverage, etc., which are common for the other Charles County zoning categories. As reported by Elizabeth Wilcox, a Charles County Planning Technician, no specific zoning requirements exist for the PUD zone. Each proposed project is reviewed by the Charles County Planning Department and Planning Design Review Board on a case-by-case basis.

Overall, the entire 9,100-acre St. Charles Planned Unit Development has been designed and planned as an economically self-sufficient community, and is required to have not less than 10 percent nor more than 25 percent of its land area developed as commercial or industrial uses. In addition, it shall be designed and planned as an independent area for community service, having no less than 18 percent of its total area reserved for recreational, open space and community facilities. This zoning classification allows zoning permits and certificates of occupancy to be issued even though the use of the land, the location and height of the buildings to be erected in the area, minimum lot size, yards and open space contemplated by the plans do not conform in all respects to a specific use as set forth in other zones. Thus, the Planned Unit Development zone is flexible with regard to the number of uses and requirements regulating the proposed improvements within this category.

There are five parcels, containing a total of 578 acres, located within the Wooded Glen and Piney Reach Villages, which are not located in the PUD designation of St. Charles. These parcels are zoned R-L, a low to medium density residential zoning classification. In addition, two parcels (Pomfret and Middletown Parcels) to the west of the St. Charles PUD, containing approximately 1,191 acres, are also zoned R-L.

The R-L zone provides for low to medium density residential development in areas where public water and sewer, roads and other public facilities are not currently available, adequate or planned for the immediate future, but might be provided through design and construction of the sewer waste treatment facilities or roads, or through extension of public water or sewer utilities at some future time. These areas include portions of the Development District where settlement patterns are generally established, but sewer and water systems may not be in place to service new residential development.

Permitted uses within the R-L zone include most agricultural uses; forestry; single-family detached homes; mobile homes; religious uses such as churches, synagogues and temples; privately-owned outdoor recreational facilities such as golf and country clubs, which are approved as part of a residential development; fire stations; neighborhood essential services such as public utilities; and park-and-ride facilities. Certain other residential uses are permitted by special exception or permitted with conditions.

Clearly, agricultural and single-family detached residential uses are the primary uses permitted by zoning in the R-L zone. The permitted base density of the development in the R-L zone is 1.1 dwelling units per acre, which can be increased to 1.22 dwelling units with affordable housing density bonuses. This zone can have a maximum density of up to 5.72 dwelling units per acre, with an application for a planned development and with maximum transferable development rights and affordable housing density bonuses.

The minimum lot requirement for agricultural use in the R-L zone is three acres, 18,000 square feet for residential, and one acre for institutional/commercial use. The maximum height for an agricultural structure is 40 feet, and 36 feet or three stories for other structures. The maximum lot coverage for residential is 30 percent and for institutional/commercial use is also 30 percent. The minimum amount of open space required for residential use is 15 percent.

The five parcels located within Wooded Glen and Piney Reach are located within the St. Charles PUD, however, the future development of these two parcels is approximately 10 to 15 years away. At that time, it is conceivable that these five parcels will be annexed into St. Charles and, therefore, be required to follow development uses based on the PUD zoning. The other two parcels located west of the St. Charles PUD remain vacant, and there are no immediate development plans.

                                                   ----------------------------
                                                     REMAINING LAND INVENTORY
                                                      1996 REAL ESTATE TAXES
                                                   ----------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                       1996
                                                                    Assessment           1995/1996              1996
     Neighborhood                            Parcel      Acres     From Tax Bill         Tax Rate               Taxes
-----------------------------------------------------------------------------------------------------------------------------
Towne Center North                            A-3          13.82                             $2.65
                                              A-4           1.86         173,000             $2.65             $4,584.50
                                              F2            1.14         123,010             $2.65             $3,259.77
                                              F3            1.88         122,010             $2.65             $3,233.27
                                              F5            1.98         181,280             $2.65             $4,803.92
                                              F6            1.93         142,170             $2.65             $3,767.51
                                              F9            2.07         184,710             $2.65             $4,894.82
                                              G1            1.00                             $2.65
                                              G2            1.10                             $2.65
                                              G3            1.10                             $2.65
                                              G4            1.00                             $2.65
                                              G5            1.00                             $2.65
                                              G7            1.00                             $2.65
                                              G9            1.70                             $2.65
                                              G10           1.20                             $2.65
                                              H-2           9.00                             $2.65
Towne Center South                            I            69.10       1,052,940             $2.65            $27,902.91
                                              J            75.00                             $2.65
                                              J1            3.20         214,290             $2.65             $5,678.69
                                              J2            1.00         113,250             $2.65             $3,001.13
                                              B2            0.28             100             $2.65                 $2.65
                                              Q-1          17.50         717,640             $2.65            $19,017.46
                                              Q-2           4.69         177,350             $2.65             $4,699.78
                                              Q             1.85                             $2.65
Smallwood Village                             A-1           0.77                             $2.65
                                              K             7.93         148,720             $2.65             $3,941.08
                                              C             0.60          47,880             $2.65             $1,268.82
                                              A             0.84          66,590             $2.65             $1,764.64
                                              D-2           1.06             100             $2.65                 $2.65
                                              D-4           0.75          32,620             $2.65               $864.43
                                              H             0.17                             $2.65
                                              L             5.09          10,180             $2.65               $269.77
Huntington Ridge                          20A,4B,4C        15.86         479,610             $2.65            $12,709.67
Industrial Park North                         12A           1.00          43,560             $2.65             $1,154.34
                                              12F           2.02          61,340             $2.65             $1,625.51
                                              12L           1.05          45,780             $2.65             $1,213.17
                                              12M           1.57           6,880             $2.65               $182.32
                                              23A           2.28         133,580             $2.65             $3,539.87
                                              21F          10.00           1,660             $2.65                $43.99
Industrial Park East                          1             1.60          54,080             $2.65             $1,433.12
                                              2             0.99          43,330             $2.65             $1,148.25
                                              3             0.89          39,030             $2.65             $1,034.30
                                              5             0.90          39,610             $2.65             $1,049.67
                                              6             1.11          45,600             $2.65             $1,208.40
                                              7             1.54          53,080             $2.65             $1,406.62
                                              8             1.28          48,520             $2.65             $1,285.78
                                              9             1.33          49,400             $2.65             $1,309.10
                                              10            1.46          51,640             $2.65             $1,368.46
                                              11            1.23          47,630             $2.65             $1,262.20
                                              12            1.16          46,430             $2.65             $1,230.40
                                              13            1.03          44,100             $2.65             $1,168.65
                                              14            1.04          44,270             $2.65             $1,173.16
                                              16            1.01          43,750             $2.65             $1,159.38
                                              17            1.01          44,260             $2.65             $1,172.89
                                              18            1.00          43,560             $2.65             $1,154.34
                                              19            1.18          46,800             $2.65             $1,240.20
                                              20            0.99          43,160             $2.65             $1,143.74
                                              21            1.06          44,770             $2.65             $1,186.41
                                              22            1.13          45,880             $2.65             $1,215.82
                                              23            1.11          45,550             $2.65             $1,207.08
                                              24            1.03          50,750             $2.65             $1,344.88
                                              27            0.98          42,940             $2.65             $1,137.91
Middle Business Park-Fairway Village                      118.74          27,570             $2.65               $730.61
          Dorchester                        A-3 Lots                                         $2.65
          Dorchester                        B-16 Lots                    254,150             $2.65             $6,734.98
          Dorchester                        D-1 Lot                                          $2.65
          Dorchester                        G-2 Lots                      32,980             $2.65               $873.97
          Dorchester                        H-9 Lots                     148,310             $2.65             $3,930.22
          Dorchester                        L-2 Lots                      32,000             $2.65               $848.00
          Dorchester                        N- 26 Lots                   297,820             $2.65             $7,892.23
          Dorchester                        P-1 Lot                       14,100             $2.65               $373.65
        Fairway Village                                 1,287.00                             $2.65
N of RT 488 Piney Reach/WdGln                           1,855.35         617,291             $2.65            $16,338.21
Bland Parcel 14- Piney Reach                              119.78         153,900             $2.65             $4,078.35
Mitchell Parcel- Wooded Glen                               30.45          47,540             $2.65             $1,259.81
   Krempasky Parcel                                       110.19          31,591             $2.65               $837.16
   Naylor Parcel                                          227.83          42,080             $2.65             $1,115.12
-----------------------------------------------------------------------------------------------------------------------------

                             ASSESSMENT AND TAXES

The assessment of real property in Charles County and in the State of Maryland is established by a tri-annual assessment system. This method is based on a three-year cycle in which one-third of all real property is reviewed and assessed every year. The assessment is based on an estimate of market value which is known as full cash value.

The taxable assessment is the product of the full cash value multiplied by the year's growth factor for the State of Maryland. The fiscal year runs from July 1 through June 30. The growth factor for 1996-97 is 0.40.

The 1996-97 tax rate for Charles County and the State of Maryland is $2.650 per $100 of assessed value. A breakdown of the tax rate is listed below:

                             BREAKDOWN OF TAX RATE

                                                  CLASS 8
          JURISDICTION                           TAX RATE
          ------------                           --------
         Charles County                           $2.2800

        State of Maryland                         $0.2100

         Fire Protection                          $0.1600
                                                  -------

               Total                              $2.6500

                             HIGHEST AND BEST USE

DEFINITION

According to the Tenth Edition of The Appraisal of Real Estate, published by the
                                  ----------------------------
Appraisal Institute, the highest and best use may be defined as:

     The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value.

The estimate of highest and best use can better be described as the foundation on which market value is supported. The theory of highest and best use is considered to be a market-driven concept. This concept is fundamental in real estate valuation, as it focuses the market analysis on the subject property and assists the appraiser in estimating the property's optimum use in light of market conditions as of the effective date of the appraisal.

Nonetheless, an opinion of highest and best use is just that, an opinion, and is not an absolute fact to be found. The determination of highest and best use for a given property reflects the appraiser's judgment and skill, and is presented as an opinion arising from an analysis of possible uses for a property. Other terms which have similar meanings are most probable use and most profitable use.

The highest and best use should be determined separately for the land or site as though vacant and available to be put to its highest and best use, and for the property as improved, because the use of land can sometimes be limited by the existing improvements. The first estimate, for the purposes of analysis, assumes that the subject site is vacant.

A determination is then made as to the highest and best use or what new improvement should optimally be constructed on that specific site. Considerations would include the size and type of building as well as other improvements that should be constructed on the site.

The second determination, the highest and best use of the property as improved, refers to the optimal use that should be made of the property as it exists. The existing use on the site may or may not be the highest and best use of the site if it were vacant. However, before a determination is made that the existing use should be demolished, an appraiser must consider whether the value of the vacant land less the cost of razing the current improvements is greater than the value of the existing property. The existing use continues to be the highest and best use unless and until land value in its highest and best use (as vacant) exceeds the sum of the value of the existing improvements and land and the cost to remove the improvements.


STATEMENT OF HIGHEST AND BEST USE

In developing an opinion of highest and best use for an improved property, it is necessary to analyze the property as if vacant and as improved. The subject site is vacant, so an analysis as improved is not necessary. In the determination of highest and best use as vacant or highest and best use as improved, the following criteria must be considered:

       1)     What uses are physically possible?

       2)     What uses are legally permissible?

       3)     What uses are financially or economically feasible?

       4) Which use is the most profitable and maximally productive?

These criteria are generally considered in succession, as it would be of no benefit to determine the financial or economic feasibility of a use if it were not physically possible to construct an improvement or if that specific use were not legally permissible.

The first criterion, physically possible, must be considered because size, shape, area, soil quality and terrain affect the uses to which land may be developed. Also, the utility of a parcel may depend on its frontage, shape, area or depth. The subject property within St. Charles consists of various parcels to be developed residentially, commercially and industrially. In addition, there are 1,186 acres of raw land not situated in the PUD but located west of U.S. Route 301. A majority of these parcels have been platted, while the remaining parcels are considered raw or unfinished land. The remaining inventory consists of about 5,200 acres of raw acreage, 60 finished single- family lots, 637 raw recorded lots comprising a mixture of single-family and townhouse lots, 164 acres of industrial land (raw and finished sites), and 235 acres of commercial land to be developed. A complete description of the remaining land inventory can be found in the Subject Site Description section of this report.

Several wetlands and 100-year floodplain areas have been identified on preliminary and final plats, prepared by the engineer, Whitman, Requardt & Associate; these areas do not appear to impact the development of the remaining land inventory. The valuation presented in this report is predicated on the preliminary and final plans of the various uses within the St. Charles PUD. If any future investigations suggest that the various densities would change as a result of more or less wetlands, a reassessment of the valuation may be required. All utilities are immediately available to the various sites and the remaining inventory enjoys excellent accessibility to major highways such as U.S. Route 301. Therefore, the first criterion, physically possible, appears to be met by any number of uses, as the remaining land inventory is judged to be developable with standard construction techniques.

Because the subject sites are unaffected by unusual physical conditions, such as an extreme slope or unworkable shape or size, the next step is to explore the legally permissible uses of the site. Zoning regulations, building codes, historic district controls, public and private restrictions and environmental regulations must be considered because they may preclude many possible highest and best uses. The most often encountered and widespread legal restriction is applicable zoning regulations, which may regulate the uses allowed on a site, limit allowable density, regulate building height, parking requirements, traffic circulation within a property, and other requirements that must be satisfied during development.

Depending upon the nature and location of a specific site, the other regulations mentioned above may also have important consequences on highest and best use. In the case of the subject site, zoning regulations do indeed play the largest part in determining those uses that meet the second criterion, legally permitted.

The subject property is zoned PUD, a Planned Unit Development designation. This designation is primarily throughout the St. Charles community and each subdivision submission to Charles County is analyzed on a case-by-case basis. The 1,186 acres of land located outside the PUD (Pomfret and Middletown Properties) are zoned R-L, a low to medium density designation. Furthermore, there are five parcels, totalling 578 acres, that are located within the Piney Reach and Wooded Glen Villages of St. Charles that are similarly zoned. It is possible that when these villages are developed, these parcels will be annexed into the PUD. Given the current approvals and preliminary plans, it is my opinion that the remaining land, by its various uses, meets the second criterion, legally permissible.

The third and fourth criteria are usually considered together after determining that it is physically possible and legally permissible to construct one or more uses. A financially feasible use considers that the improvements are able to produce enough income to satisfy the normal operating expenses, financial expenses, and a specific return on investment capital. When considering the financially feasible uses, that use which provides the highest rate of return is generally that use which is maximally productive.

The following market study and analysis focuses on the supply, demand and trends associated with housing and apartment markets, industrial and commercial markets in Charles County, and, to a greater extent, in the subject neighborhood itself. The analysis allows the appraiser to provide a knowledgeable opinion of the different uses most appropriate for the subject property.

RESIDENTIAL LOTS

Like most of the outer-suburban counties, Charles County is known as one of the more affordable jurisdictions in the Washington Metropolitan Area. Price, in fact, is often a primary reason that new residents choose Charles County over closer-in Prince George's, Anne Arundel, Howard and Montgomery Counties. Cheaper land and less stringent development and construction codes have given Charles County a price advantage over the more urban neighboring counties. The breadth of the housing market is much narrower in Charles County, with fairly rigid price ceilings.

The following chart illustrates the affordability of Charles County based on sales by price distribution; Prince George's County and the Suburban Maryland figures are provided for comparison purposes. Suburban Maryland is comprised of Montgomery, Prince George's, Howard, Frederick, Charles and Anne Arundel Counties.


                          SALES BY PRICE DISTRIBUTION
                    SINGLE-FAMILY HOMES PERCENTAGE OF TOTAL
                            JANUARY - DECEMBER 1996

           SALES             CHARLES         PRINCE GEORGE'S     SUBURBAN
           PRICE             COUNTY          COUNTY              MARYLAND
     $130,000-$160,000        19%              7%                    7%

     $160,000-$190,000        41%             25%                   20%

     $190,000-$220,000        24%             33%                   20%

     $220,000-$250,000         6%             17%                   16%

     $250,000-$300,000         1%              9%                   15%

       Over $300,000           0%              4%                   22%

SOURCE:  Housing Data Reports.

The chart provides a good indication of the affordability of Charles County compared to Prince George's County, which enjoys a more immediate proximity to the Washington Metropolitan Area. The higher-priced homes throughout Suburban Maryland are much a result of the affluent housing in Montgomery County, which indicates 55 percent of all homes sold in 1995 were over $300,000. It should be noted, however, that the conservative market in Charles County draws largely from local prospects, as the sales price differential has dwindled over the past several years when compared to Prince George's County. Housing Data Reports believes that Charles County has made modest gains in its market share as an emerging growth market and that new subdivision development opportunities exist, which will position the county to vie for housing competition with Prince George's and Howard Counties on price and product. The following chart is a breakdown of the market share of new home sales for single-family and townhouse products in the Washington Metropolitan Area.

                      NEW HOME SALES - CUMULATIVE TOTALS
                         SINGLE-FAMILY/TOWNHOUSE/PLEX
                       JANUARY - DECEMBER 1995 VS. 1996

                                    1995       1996     % CHANGE   %MARKET SHARE
                                    ----       ----     --------   -------------
     DISTRICT OF COLUMBIA            220        290      31.82%        1.27%

Montgomery County                  2,545      2,760       8.45%       12.10%

Howard County                      1,228      1,408      14.66%        6.18%

Prince George's County             3,154      3,111      -1.36%       13.64%

Frederick County                   1,286      1,411       9.72%        6.19%

Charles County                       659        590     -10.47%        2.59%

Anne Arundel County                2,437      2,282      -6.36%       10.01%
-------------------               ------     ------      ------       ------

     MARYLAND                     11,309     11,562       2.24%       50.71%

Arlington/Alexandria                 743        529     -28.80%        2.32%

Fairfax County                     4,520      4,175      -7.63%       18.31%

Prince William County              2,420      2,472       2.15%       10.84%

Loudoun County                     2,566      2,793       8.85%       12.25%

Stafford County                      723        717      -0.83%        3.14%

Spotsylvania County                  233        263      12.88%        1.25%
-------------------               ------     ------      ------       ------

     VIRGINIA                     11,205     10,949      -2.28%       48.02%


REPORT TOTALS                     22,734     22,801       0.30%      100.00%

SOURCE:  Housing Data Reports.


The previous chart indicates Charles County dropped its volume of new home sales by 10.47 percent from 1995 to 1996. The Virginia market is much more volatile and ranges from a decline of 28.8 percent in Arlington/Alexandria areas to an increase of almost 9.0 percent in Loudoun County. The following chart further breaks down the units sold during 1996, and the remaining unsold inventory.

                          CURRENT MARKETING PROJECTS
                        SOLD/UNSOLD/REMAINING INVENTORY
                                 DECEMBER 1996

                                        SINGLE-FAMILY                      TOWNHOUSE/PLEX

                                                       NUMBER OF                       NUMBER OF
                                  YTD                   MONTHS      YTD                  MONTHS
AREA                             SOLD       UNSOLD      UNSOLD     SOLD      UNSOLD      UNSOLD
----                             ----       ------      ------     ----      ------      ------
  DISTRICT OF COLUMBIA              46        117         31         40         110         33

Montgomery County                1,239      3,095         30        970       1,765         22

Howard County                      730      1,169         19        645         481          9

Prince George's County           1,919      5,502         34      1,063       1,729         20

Frederick County                   813      2,529         37        415         916         26

Charles County                     354      1,067         36        236       1,236         63

Anne Arundel County                814        954         14      1,071       1,649         18
-------------------              -----     ------         --      -----       -----         --

  MARYLAND                       5,869     14,316                 4,400       7,776         26

Arlington/ Alexandria                2          0          0        329         540         20

Fairfax County                   1,442      1,795         15      1,759       2,339         16

Prince William County            1,180      2,359         24      1,107       2,633         29

Loudoun County                   1,427      3,494         29      1,089       2,186         24

Stafford County                    593      1,306         26        124         538         52

Spotsylvania County                157        684         52        106         437         49
-------------------             ------     ------         --      -----       -----         --
  VIRGINIA                       4,801      9,638         24      4,514       8,673         23

REPORT TOTALS                   10,716     24,071                 8,954      16,559

SOURCE:  Housing Data Reports.

The chart presenting the remaining inventory throughout the Washington Metropolitan Area begins to paint a very competitive picture. The previous chart suggests that there are almost 1,067 single-family units currently available, representing three years of inventory based on an absorption rate of approximately 36 units per month. Ironically, Howard and Anne Arundel Counties have the smallest inventories in comparison to the rest of the State of Maryland, yet record the largest decline in overall sales. Of more concern, Charles County shows a substantial unsold inventory of townhouse product (1,236 units) indicating over five years absorption. In addition to a three-year inventory, Charles County has suffered the largest differential between sales price and asking price for the 1996 (with the exception of the District of Columbia).


                        SALES PRICE* VS. ASKING PRICE**
                                 SINGLE-FAMILY
                            JANUARY - DECEMBER 1996

                               SALES PRICE       ASKING PRICE     % DIFFERENCE
                               -----------       ------------     ------------

  DISTRICT OF COLUMBIA           401,775            622,862           -55.03%

Montgomery County                321,481            355,368           -10.54%

Howard County                    263,997            287,253            -8.81%

Prince George's County           204,835            216,732            -5.81%

Frederick County                 211,431            217,062            -2.66%

Charles County                   185,030            209,042           -12.98%

Anne Arundel County              225,360            254,504           -12.93%
-------------------              -------            -------           -------

  MARYLAND                       235,356            256,660            -8.30%

Arlington/Alexandria             499,500              N/A                N/A

Fairfax County                   359,318            399,516           -11.19%

Prince William County            208,739            230,978           -10.65%

Loudoun County                   242,179            264,540            -9.23%

Stafford County                  165,515            176,061            -6.37%

Spotsylvania County              173,033            184,601            -6.69%
-------------------              -------            -------            ------

  VIRGINIA                       229,757            251,139            -8.51%


*Average Base Asking Price: A simple average of all available listed base selling prices.
**Average Base Sales Price: The average of base asking price, as tracked by model to model sales.

Source:  Housing Data Report.

According to the 1995 Review by Housing Data Reports, the supply of lots and prices are holding steady, causing builders to be a little more apprehensive about carrying significant inventory. A second factor regarding lots suggests that PUD's continue to be popular, with lot prices typically commanding higher prices than non-PUD communities. This is an important factor when considering subdivisions within the planned unit development of St. Charles. Single-family lot prices in Charles County are typically between $38,000 and $49,000 per lot, compared to the Suburban Maryland average of $63,000 up to $91,500 per lot. Townhouse lots reportedly ranged from about $29,000 up to $33,000 per lot compared to the Maryland average of $39,400 to as high as $52,500 per lot. Again, this lot pricing reflects the affordability of Charles County.

Housing Data further reports that as major regional and national builders enter the Charles County marketplace, the tradeoff of "distance for dollars" advantage over Prince George's County has dwindled in recent years. The Maryland Route 5 Corridor submarket (Waldorf and La Plata) account for 86 percent of the active county projects. Although not generating large volume sales, the established St. Charles PUD (Dorchester area) continues to offer steady absorption of units.

According to Housing Data Reports, the supply of lots and prices are holding steady, causing builders to be a little more apprehensive about carrying significant inventory. A second factor regarding lots suggests that PUDs continue to be popular, with lot prices typically commanding higher prices than non-PUD communities.

Direct competition for the subject property comes from about six communities in and around the Dorchester neighborhood of St. Charles. The six housing communities offer homes ranging from $139,900 to about $195,900. The most prevalent range seems to be between $145,000 and $180,000. The communities surveyed opened between 1987 and 1995, with no new subdivisions coming on line in this price range in the past 12 months. Absorption figures range from a low of below one unit per month to a high of over three units per month. The most active communities are the Hallmark Series being built by Oakridge Housing (3.4 units per month) and Washington Homes at Dorchester, built by Washington Homes, with an average absorption of 2.2. The Washington Homes project is in the immediate proximity of the subject property and is a good indication of anticipated absorption.

Indirect competition shows 11 single-family projects outside the planned unit development of St. Charles. Average pricing is obviously a little higher, ranging from $167,523 up to $208,485.

Average absorption is also higher at 1.93 units per month compared to 1.6 units per month within the Dorchester area of St. Charles. The PUD developments compared to non-PUD projects are generally a tradeoff between smaller lot size and an abundance of community amenities versus larger lot sizes with limited amenities. The lower pricing in the St. Charles area reflects the smaller lot sizes.

A typical purchaser, such as a developer and homebuilder, would likely arrange a lot take-down schedule aggressive enough to stay slightly ahead of actual home sales. When assuming an absorption of about 2.5 to 3.0 units per month, it would be reasonable for a homebuilder to want to stay one step ahead of the market and not get "squeezed" on deliveries. Therefore, lot take-downs have been estimated at about five units per month, for the 60 finished lots.

In summary, when considering the location, accessibility, the overall growth trends in Charles County, zoning of the sites and recorded approvals of the single-family lots both finished lots throughout the Dorchester Neighborhood, it is my opinion that the highest and best use of these sites is to be developed, as proposed, with single-family detached homes within price ranges similar to the surrounding housing stock.

The following table summarizes the total number of new townhouse sales in the county from 1992 to 1996. The data is broken down among the three submarkets (Waldorf, La Plata and Indian Head) starting in 1992.


                                TOWNHOUSE SALES


     Submarket        1992        1993        1994        1995        1996
-------------------------------------------------------------------------------
      Waldorf          229         210         201         188

      La Plata          35          40          25          37

     Indian Head         0          47          38          38
                    -----------------------------------------------------------

       Total           264         297         264         263          236

As indicated above, new townhouse sales have been relatively stable in Charles County, ranging between 237 and 297 sales per year, however, the last year showed a 10.26 percent decline. There were two extreme years (1988 and 1991) when sales were 397 and 348 respectively, however, the last four years show a slightly tighter range. Waldorf is by far the biggest townhouse submarket in Charles County, accounting for 71 percent of the new townhouse sales in 1995.

As several townhouse subdivisions have completed sales of the bulk of their inventory, others have opened the doors in 1996. In fact, even with the number of projects remaining about the same (12), the remaining inventory has increased substantially between 1995 and 1996 (58%). At year end 1995 Charles County posted 263 net sales with 780 units remaining unsold; at year end 1996 net sales were 236 with 1,236 units unsold. Obviously, competition has picked up considerably and will likely lead to lower absorption figures in the foreseeable future. This assumption is supported by the previous chart which indicates a decline over recent years.

The next table summarizes the average monthly absorption per townhouse subdivision in each of the three submarkets, as well as the overall average for Charles County. The overall average remained relatively stable between 2.7 and
3.0 sales per month per subdivision in Charles County with the exception of 1995.


                  AVERAGE MONTHLY ABSORPTION PER SUBDIVISION


     Submarket        1992        1993        1994        1995        1996
-------------------------------------------------------------------------------
     Waldorf          2.86        2.92        1.86        2.09        1.47

    La Plata          1.46        1.67        1.04        1.54

   Indian Head           0        4.70        3.18        1.58        2.11
                   ------------------------------------------------------------

       Total          2.69        2.95        2.95        1.83        1.58


The Waldorf submarket has been fairly stable during the 1992 -1995 period. The Indian Head submarket is very new, but has showed impressive results in 1993 and 1994. La Plata is proving to be an inferior townhouse submarket due to its location farther south in Charles County. La Plata is relatively far for commuting purposes and is a small town surrounded by farms and woods. The location and rural nature of La Plata is not particularly well suited for townhouse development. The sales pace in La Plata has been relatively low over the past three years.

Direct competition for townhouse units in Charles County currently consists of seven projects, summarized on the facing page. Only one of these projects is in St. Charles. Huntington Ridge is situated in the Smallwood Village of the St. Charles PUD and has recently opened with six units sold in 1996. The overall absorption rate indicated is one unit per month, considered low for competitive townhouse projects as compared to other developments available in Charles County.

Overall, according to Housing Data Reports, at year end 1995 Charles County had sold 263 units with 780 remaining unsold at an estimated 36 months for absorption. In 1996, only 236 townhouse units transferred in Charles County and, as a result of new townhouse developments, 1,236 units remain unsold with an estimated absorption of over five years (63 months). Obviously, attracting potential townhouse purchasers to any one development has become very competitive.

In recent years, the supply and demand factors within the townhouse market in Charles County appeared to be in equilibrium. However, the supply side factor is now the dominant force and now reflects a very competitive market where prices and absorption rates are likely to remain stable (or slightly decline) in the foreseeable future.

Overall, given the builders' experiences, lot widths, location, current and future competition and other factors, an average absorption rate of 2.5 to 3.0 sales per month is expected for the subject townhouses. This absorption rate is predicated on an expected base price level of $115,000 to $120,000 for the townhouses built at the subject property. This price level correctly positions the subject townhouses in relation to nearby competition and provides for a reasonable sales pace.

In summary, when considering the location, accessibility, the overall growth (population and employment) trends in Charles County, zoning of the site, recordation approvals and the character of the immediate area, it is my opinion that the highest and best use of the subject site is to be developed as proposed with single-family attached homes.

RAW ACREAGE

POMFRET AND MIDDLETOWN PARCELS

The subject parcels are situated within a suburban area, near employment and population centers, with development demand for vacant land. The Charles County Comprehensive Plan actively encourages most residential and commercial development to take place in the northern portion of the county, in and around Waldorf.

Nearly all housing growth in Charles County is occurring in the Development District, as outlined by the 1990 Comprehensive Plan. According to the plan, 75 percent of all growth is designated to occur in this district. However, 1995 totals estimate that development in these areas will exceed 90 percent. The Middletown and Pomfret properties ares located adjacent to St. Charles and are within the same census tract and election district. From 1990 through March 1995, 64 percent of new home construction has been in Election District Six. As the neighborhoods of St. Charles complete construction, demand for residential housing is pushing into the surrounding areas. Specifically, new home development is underway and planned along Billingsley Road, Middletown Road and Berry Road west of U.S. Route 301. Demand for new homes is not expected to exceed supply, however, as abundant vacant land is available and utilities are being expanded to serve development. Overall, the elements of supply and demand are expected to remain in balance, as new communities will likely come on line only as needed to serve demand for new housing.

As IGC finishes the portion of St. Charles west of U.S. Route 301, demand on this side of Waldorf will likely be met by nearby subdivisions outside the PUD. The next planned PUD to be located west of U.S. Route 301 is Chapman's Landing located on the west side of Indian Head Highway and Bryan Road. This planned subdivision will contain approximately 3,000 acres and will be developed with a mix of residential (single-family and townhouses) and commercial development. According to the Charles County Department of Planning & Growth Management, the first phase consisting of 330 acres and 576 lots has been approved through the preliminary planning stage. Of the 576 residential lots, 403 are designated single-family and 103 for townhomes.

The two parcels are well located to serve this demand, but other properties can be developed sooner, including Vest's Berry Valley located to the immediate northeast of the subject North Assemblage. Overall, the subject is within the expected path of development, and is convenient to neighborhood recreation, shopping, employment and highways. Development will likely be feasible once utilities are made available in three to five years. The highest and best use is to hold these sites until development becomes feasible, and then develop with single-family homes.

FAIRWAY VILLAGE, WOODED GLEN AND PINEY REACH

There are several remaining villages to be developed in the St. Charles PUD. Fairway Village has received preliminary subdivision approval and is anticipating to begin development on the first of two neighborhoods. This first phase of development will include 400 single-family and townhouse lots. Fairway Village will also contain commercial and industrial development in the form of a 118-acre industrial park to be located on Billingsley Road west of Charles Parkway and neighborhood commercial centers for the retail needs of the neighborhoods.

Dictated by the PUD zoning ordinance, development of a village can only begin when the previous village is 85 percent completed. Westlake and Smallwood Villages, the first two to be developed, are 90 percent or more completed as of December 31, 1996.

As discussed previously, there is a tremendous amount of new residential development (of which the subject is part) in the pipeline for Charles County. Within the development district, as of year end 1996, there are 37 proposed subdivisions with over 3,800 acres of land available for the development of 8,767 residential lots. This represents roughly 12 years worth of inventory based on previous data from Housing Data Reports regarding sales of single-family and townhouse product. These figures are only preliminary plan subdivisions and don't include the final plat projects of 1,744 acres (3,167 lots).

Wooded Glen and Piney Reach will be the last two villages to be developed IGC. These villages would not begin development until sometime after the Year 2000. To date there is no preliminary plan for these villages. However, within these two villages are five parcels totaling approximately

578.333 acres which are not zoned PUD but R-L, low to medium density residential. These parcels have access from Maryland Route 488 and Piney Church Road. Theoretically, these parcels could be developed today as the PUD restrictions are not binding even though they lie within the PUD itself. However, to develop these parcels separately would entail substantial infrastructure costs including widening existing roadways, new spine roads, bringing utilities, and water and sewer lines to the sites. Because development feasibility is not in the foreseeable future, I believe it is in the best interest to develop these five parcels with their respective villages when the appropriate time comes. I also believe that at the time of development these parcels will be annexed into the PUD so they enjoy all the amenities afforded the previous villages.

The three remaining village are well located within the southeastern portion of St. Charles with Fairway Village the next to come on-line to serve the demand of this PUD. As discussed earlier, there are several properties outside the PUD and within the development district which will be developed sooner. Overall, the remaining villages are within the expected path of development, and are convenient to neighborhood recreation, shopping, employment and major highways. Fairway Village, which has received preliminary plan approval, will likely begin development in 1997 while the remaining villages will not be developed until Fairway Village is 90 percent complete. Therefore, the highest and best use is to hold these sites until development becomes feasible, and then develop with a mixture of residential and commercial.

INDUSTRIAL LAND

Charles County is home to eight primary industrial parks: Acton Lane Industrial Center, St. Charles Business Parks (North and East), White Plains Commerce Center, Pika Industrial Center, DeMarr Road Business Park, Southern Maryland Trade Center and the Hughesville Industrial Park.

Industrial activity in the Waldorf area is primarily concentrated in the St. Charles Industrial Park, along Post Office Road. The park includes Business Parks North and East (Henry Ford Circle). Owner user buildings account for at least 70 percent of the industrial inventory, with the remaining space multi-tenant and speculative space. Large contiguous areas are limited since the immediate market caters to smaller users. Limited activity has occurred over the past five years.

On the facing page is a list of industrial sales occurring from as early as December 1987 through 1996. The past five years, starting from 1992 to the present, reflects an annual absorption of 6.27 acres per year at an average price per square foot of $1.96. The subject property has 24 acres available in Business Park East and 17.92 acres available in Business Park North, for 42 acres of finished industrial ground. Based on industrial activity and the historical absorption of land for industrial uses throughout Charles County, an eight-year sellout has been estimated at 5.25 acres per year.

Market analysis reports have been performed with data provided from Teleres RE-Search, indicating 519,700 square feet of industrial and flex space in Charles County. Statistics on this type information may differ significantly depending upon the source. Current vacancies for both types of space are pretty low, if one extremely poorly designed and executed project is excluded.

Teleres indicates an industrial vacancy rate of 6.0 percent, with only one available space over 10,000 square feet. Most of the vacancies are small bays of only 1,500 to 5,000 square feet. Brokers report an even lower industrial vacancy of two percent if owner-occupied and build-to-suit space is included. Brokers also report that users regularly express interest in Charles County, but often on an immediate-need basis. Several users have recently looked for 5,000 to 20,000 square feet of space needed quickly, but none is available; in several cases, the users went to Prince George's County where space is available. Charles County was preferred for cost and lifestyle reasons, but the users did not want or were unable to commit to a build-to-suit.

Brokers suggest that spec industrial space would be quickly filled. Recent rents have been in the $5.00 to $6.00 range (triple-net) for newer modern warehouse and distribution space. Montgomery Ward is going to occupy a build- to-suit 35,000 square foot warehouse (with almost no office build-out) in St. Charles Business Park at $5.60 per square foot.

Teleres indicates a high vacancy rate of 20.0 percent for flex product, but 32,500 out of the total 48,050 square feet of vacant space is in the Park Waldorf complex. This project was built in 1989 and has never leased above about 50 percent. Poorly planned, with terrible access and visibility, the vacant space at Park Waldorf is not reflective of the market. If this project is excluded from the

                     SUMMARY OF INDUSTRIAL LAND SALES

==============================================================================
Location                            Date     Size(SF)      Price      $/SF
==============================================================================
Pike Industrial Park-Lot3           Oct-96    65,340   $  100,000    $1.53
DeMarr Road Ind.-Lots 11&12         Aug-96   129,373   $  342,000    $2.64
DeMarr Road Ind.-Lot 24             Aug-96    86,249   $   85,000    $0.99
Paul Mellon Ct.-Lot 15J             Mar-96    42,465   $   90,000    $2.12
Rockefeller Ct.-Lot 12K            Sept-95    43,560   $  100,000    $2.30
Middle Business Park-Lot C2         Jul-95   130,680   $  261,360    $2.00
Henry Ford Circle-Lot 15            Feb-95    47,480   $  128,000    $2.70
Post Office Rd/Ind.Park Dr.         Sep-94    82,764   $  198,634    $2.40
26 Henry Ford Circle                Feb-94    69,696   $  174,240    $2.50
Middle Business Park-Lot B1         Feb-94   217,800   $  450,000    $2.07
Industrial Park East -Lots 25 & 2   Jan-94    89,472   $  174,240    $1.95
Post Office Rd.-Par. 289 & 465      Mar-92   317,160   $  447,000    $1.41
White Plains - Par. R-2             Aug-92    43,778   $  125,000    $2.86
White Plains - Par. 23              Dec-91    64,904   $  126,017    $1.94
Mellon Court-Par.678                Aug-91    41,818   $  115,000    $2.75
Rockefeller Ct-Lot 12K              Dec-90    43,560   $  125,000    $2.87
Mellon Court - Par.15               Jun-90   219,978   $  544,500    $2.48
Henry Ford Circle                   Apr-90    39,352   $  117,612    $2.99
Acton Mill Rd.-Lot 2                Mar-90   441,102   $  217,800    $0.49
W/S Old Wash Rd.-Par 754            Mar-90    81,814   $  346,569    $4.24
Mellon Court - Lots 15C-G           Jun-89   219,856   $  544,500    $2.48
Rockefeller Ct.-Par.10,12&14        Apr-89   175,111   $  437,778    $2.50
                                           ---------   ----------    -----
                                           2,693,312   $5,250,250    $1.95

market, the indicated vacancy rate drops to 9.2 percent. Much of the available space is in older buildings that do not suit modern flex users. Still, this product is not in terrific demand in Charles County. Unlike other Washington MSA counties, where flex space is often used as a low- cost alternative for office space, office rents in Charles County are reasonable, and users do not have to settle for flex buildings.

Absorption is difficult to project due to the consistent lack of available space. As indicated previously, finished industrial sites have been bought at an average pace of 7.7 acres per year. Based on a reasonable FAR of 0.35, one can extrapolate a build-to-suit and owner-occupied demand for 120,000 square feet per year over the past six years. If spec space had been available, there might have been less user-oriented development, but probably more overall development. Brokers suggest that the industrial market is very strong, with consistent demand and reasonable rents.

There is considerable inventory of finished industrial lots in the county. IGC has 30 finished lots totalling 45.0 acres within the St. Charles Business Park. There is one remaining lot of 0.7 acres in the Waldorf Business Park off Acton Lane. The Pika Industrial Center, off Maryland Route 5, has six finished vacant lots totalling 12.9 acres. Moving south, there are five finished lots in the White Plains/DeMarr parks totalling 9.8 acres. Further south, south of La Plata, the La Plata Business Park (also known as Southern Maryland Trade Center) has been a dismal failure, with only one improved lot out of 13 finished sites. The 12 vacant lots total 32.2 acres, with another 56 acres of net lot area ready for development should the need materialize. There are 12 finished industrial sites in Hughesville east of La Plata totalling 36.5 acres.

In total, there are 66 vacant finished lots within industrial parks in the county. The total combined acreage is 137.1 acres. It would appear that there is an oversupply of finished industrial lots in the county, representing an 18 year supply based on recent absorption. Some of the lots are located in areas where there is no more sewer capacity, however, restricting use and development of the sites. Industrial land in White Plains, for example, cannot be served with public sewer due to overcapacity. All of the St. Charles and La Plata lots have sewer capacity.

Most of the parks were developed in the 1980's with prices of $3.00 to $4.50 per square foot in mind. Industrial land prices have declined to the $2.20 to $2.50 range in Waldorf, and even lower elsewhere. It is my understanding that it is not economically feasible to develop an industrial park, where development costs normally total $1.25 per square foot (plus the cost of the land, marketing, costs of sales, etc.), and sell lots for less than $3.50 to $4.50 per square foot.

Some very large distribution users have looked in Charles County, but have wanted sites with direct access to U.S. Route 301, not sites away from U.S. Route 301 like in the St. Charles parks. I would expect that this demand will be met in Brandywine, however.

It is apparent that business park development is not economically feasible for either office or industrial uses, due to existing finished lot inventories and finished lot prices. Development of buildings, however, appears to be a possibility, based on demand, current rents and finished site values. Most of the demand is, again, in the Waldorf area, with access to U.S. Route 301 a primary consideration. Sites available in the Waldorf area feature pretty reasonable access.

The subject property also includes 118.74 acres of raw land designated for industrial use in the Fairway Village section of St. Charles. This section presently suffers from circuitous access, however, it has been reported that financing has become available for the connection of Billingsley Road to U.S. Route 301. This connection would significantly enhance the demand for this parcel and large users would likely be targeted.

In summary, the industrial sites appear to be physically buildable, based on a visual inspection and the preliminary plans, as prepared by the engineers, Whitman, Requardt & Associates. Legally, the parcels are zoned PUD and adhere to the individual requirements of Charles County for planned unit developments. Middle Industrial Park, located in Fairway Village, will be the next industrial park to be developed. However, until the inter-connector highway, Billingsley Road, is completed, the industrial sites located off of Post Office Road will have a location advantage for accessibility. The sites' location in St. Charles, with immediate access to U.S. Route 301 and many commercial and residential supporting uses, is a primary advantage. As vacant, the highest and best use of the subject sites is for the development of light industrial uses, with a mix of owner-occupied and speculative properties.

COMMERCIAL LAND

RETAIL MARKET ANALYSIS

Contrary to commonly held beliefs, Charles County residents feature high household incomes, as indicated in the following table. The average and mean household income is higher than in neighboring Prince George's County (as well as state- and country-wide) and similar to the Washington MSA figures. Tapping into this high household income are numerous retail centers located along U.S. Route 301 in Waldorf. There is relatively little retail space in the county outside of Waldorf. Small commercial areas are established in La Plata and Bryans Road, but the vast majority of retail space in the county is in Waldorf.

--------------------------------------------------------------------------------
                       EMPLOYMENT INCOME & RETAIL SALES
--------------------------------------------------------------------------------
                        Charles   P. G.   Washington   State of    United States
                         County  County      MSA       Maryland
--------------------------------------------------------------------------------
1996 Average HH Income  $58,609   $56,839   $60,326    $55,908     $45,793
--------------------------------------------------------------------------------
1996 Median HH Income   $52,680   $49,143   $48,304    $44,954     $34,981
--------------------------------------------------------------------------------
Unemployment Rate (9/96)  3.3 %     4.9 %     3.8 %      4.9 %       5.0 %
--------------------------------------------------------------------------------
Unemployment Rate (9/95)  3.8 %     5.3 %     4.2 %      5.2 %       5.4 %
--------------------------------------------------------------------------------
Retail Sales per Capita $10,292   $10,185     N/A        N/A         N/A
--------------------------------------------------------------------------------
Average Commute to Work      40        34        31         30          25
(Minutes)
--------------------------------------------------------------------------------

The Waldorf retail supply draws business from a broad area, although local-oriented retail draws from a radius which would incorporate the Waldorf area population of approximately 67,329. Numerous retailers draw from a much broader area, incorporating Charles County as a whole with a population of 121,566, plus St. Mary's County to the south, Calvert County to the south and east, the southern parts of Prince George's and Anne Arundel Counties to the north, and King George and Westmoreland Counties in Virginia, accessible from the U.S. Route 301 Bridge. According to the Simon Group, who manages the St. Charles Regional Mall, their primary and secondary trade areas contain 250,000 persons.

The most recently-constructed centers include the St. Charles Towne Center Mall and the St. Charles Town Plaza, both developed by Melvin Simon & Associates; the Festival at Waldorf, developed by the Trammell Crow Company; Acton Commerce Center, developed by Furman Associates; Waldorf Plaza, developed by Douglas Development Corporation; Tower Plaza Shopping Center, developed by Mr. Vagheri; Washington Square, developed by Hugo DeCesaris; Pinefield South Shopping Center, developed by the Rappaport Companies; Waldorf Business Park, developed by Foundus Century 21 Realty; Charles Station at Waldorf, developed by L. K. Farrall Realty; Pinefield Shopping Center, developed by the Besche Oil Company; St. Patrick's Inn, developed by Barrett-Kret Development; and the Route 301 Shopping Center, developed by Uniwest Realty, Inc.

According to knowledgeable brokers at Baldus Real Estate and L.K. Farrell, the two major brokerage firms active in Charles County, the overall retail vacancy in the county is approximately seven percent. Smail Associates conducted a detailed vacancy analysis as of January 1996, which indicated an overall retail vacancy rate of 10.2 percent in Waldorf. The brokers confirmed that occupancy is up from a year ago. Most of the vacancy a year ago was in the mall, Festival at Waldorf, Waldorf Shoppers World and various smaller centers. Occupancy gains have occurred at each of the above named centers, and retailers are reporting improved gross sales.

The lingering vacancy is in older centers that are constrained to adapt to the needs of retailers that are active in locating or expanding in Waldorf. Smaller centers also indicate higher than average vacancy, in most cases due to poor visibility, poor access or a lack of anchors that draw customers. One would suspect that Waldorf must be saturated from a retail standpoint. After all, with an inventory of approximately 3.8 million square feet (including freestanding stores), there is 36.1 square feet of retail space for each resident of Charles County. This ratio is higher than the generally accepted "in balance" ratio of 17 to 25 square feet per person. The considerable market range of the

Town Center Mall greatly expands the market area, as indicated by the owner's reported market area population of 250,000.

Brokers report that major retailers continue to look at Waldorf for new or expanded facilities. Wal-Mart plans to add 40,000 square feet to their 100,000 square foot store due to demand that is greater than projected. K-Mart has expressed interest in building a modern, larger store (or expand if possible) to replace their outdated 60,000 square foot store. Other "currently-hot" retailers such as Sports Authority, Border Books and Best Buy are actively looking for sites or centers that can accommodate them. Although preferring to be as close to the mall as possible, but not south unless necessary, these retailers are reportedly looking northward on U.S. Route 301.

St. Charles Towne Center is a 1.1 million square foot facility which opened in March 1990. As stated in the October 11, 1991 Corridor Real Estate Journal, "more than five million people visited the mall in the first year and the tenants realized $329 in sales per square foot, 24 percent higher than the national average for malls. Attributing to this success is its location of approximately 250,000 people residing in a 30-mile radius." After the opening in 1990, sales declined during the early 1990's recession to about $280 per square foot. Gross sales at the mall are reported to be back up to about $315 per square foot.

"Ground central" for retail use is the area around the regional mall. A very strong merchant can achieve success away from the mall, but most stores prefer to be in close vicinity to the mall. With little vacant land left near the mall, some retailers are now taking harder looks north of Route 228 (Berry Road). Once thought to be too far from the mall, some retailers are suggesting that enough development has occurred that this north area is becoming very attractive. Specifically, Wal-Mart, Lowe's and Sam's Club have been successful in the north end of town.

The area south of the mall has not traditionally been as attractive for retail development, although again, perhaps a very strong retailer can pull traffic south of the Smallwood Road intersection. According to brokers, physical limitations and owner reticence have limited development south of St. Charles Towne Plaza. There are also factors associated with sewer extensions to some sites south of Smallwood Road.

A survey of commercial land sales has been performed, indicating almost 16 acres absorbed per year for the past five years. Most of the land was for freestanding big box users, as opposed to multi-tenant strip centers. Given the continued interest in Waldorf, especially in light of expected population gains (particularly the high-paid government and contractor employees that will relocate to PAX) in all three Southern Maryland counties, continued retail growth can be expected.

Brokers report that retailers (both stores and restaurants) consistently report high sales volumes in Waldorf. In many cases, Waldorf stores are in the top 10 percent of the country in terms of sales volumes, a clear indication of the disposable income and large market area enjoyed by the Waldorf retail market. Future retail land absorption of 15 acres a year can be expected over the next several years, based on recent trends. At a typical FAR of 0.22, total annual GBA development of about 140,000 per year is indicated for Waldorf. Typical prices for sites over two acres have been in the $5.00 to $7.50 per square foot range.

The above absorption figure does not include smaller prime pad sites which have typically transferred for $250,000 to $600,000. In addition to outright sales to users, others have been improved with restaurants, banks and gas stations on a rental basis with ground rent (or building rent) paid to the land owner with no sale transaction. Brokers report that restaurants are crowded and generating sales volumes exceeding owners' projections in most cases.

The inventory of vacant commercial land includes several large sites that are vacant or improved with old motels or commercial uses along U.S. Route 301. Interstate General Corporation (IGC) also has numerous commercial sites located off U.S. Route 301 that could be developed with most commercial uses, including retail. In total, IGC has over 200 acres of finished or nearly-finished commercial sites that could legally be developed with office, service or retail uses. Most of the finished lots are located away from U.S. Route 301 in the vicinity of the mall, with others located within the Westlake and Smallwood Villages.

Beyond Waldorf, there is expected to be limited demand. La Plata, in particular, is viewed as a small tertiary market that is suitable for convenience-type retail use (groceries, dry cleaning, drug store, bank) only. A new center was just delivered (next to the Food Lion supermarket), and five out of

15 bays are leased. Brokers report that rents are only about $10.00 to $12.00 triple-net, however. Population growth in and around La Plata is expected to occur, however, allowing some potential for additional demand.

Bryans Road is an area of the county that is perhaps better suited for additional retail development, particularly over the next five to ten years. Anywhere from 2,000 to 8,000 new homes are expected to be developed in the Bryans Road area over the next ten years or so. A small amount of commercial development is present along Indian Head Highway, centered around the Indian Head Highway/Marshall Hall Road (Maryland Route 227) intersection. Commercial development at this location consists of a community shopping center anchored by a supermarket and drug store, a freestanding supermarket, two fast-food restaurants, two gasoline service stations and scattered freestanding commercial and service buildings.

Recent development in the immediate subject neighborhood includes a McDonald's fast-food restaurant, a Food Lion supermarket and a freestanding restaurant. Brokers report that two banks intend to open branches in Bryans Road in the near future.

Away from the Route 210/227 intersection, the Bryans Road neighborhood quickly turns agricultural and residential, with farms, woods and scattered single-family detached residential subdivisions. The Town of Indian Head is located approximately five miles southwest of Bryans Road on the shores of the Potomac River. The U.S. Naval Surface Warfare Center is located to the immediate west of Indian Head on a peninsula that juts out into the Potomac River.

The U.S. Naval Surface Warfare Center is the main employer in Western Charles County, employing 3,848 workers. Fortunately for Western Charles County, the Indian Head Navy Warfare Center is actually benefitting from the recent military base closing legislation that is taking effect over the next several years. Approximately 3,000 employees are scheduled to be placed at Indian Head, transferred from other Navy facilities.

The total population in the relatively large Bryans Road area is 15,059 people, indicating a density of 0.37 persons per acre. There are a total of 5,474 dwelling units within the two election districts that make up this area, indicating a density of 0.14 dwelling units per acre. The following figures summarize the official county projections for Bryans Road:

                        BRYANS ROAD DWELLING PROJECTION

          YEAR          NO. DWELLING UNITS        ANNUAL INCREASE
          ----          ------------------        ---------------
          1990                 5,474                    --
          2000                 6,912                   2.4%
          2010                 8,431                   2.0%

The Charles County Planning Department projects that the number of dwelling units will steadily increase in Election Districts 7 and 10 to 6,912 in 2000 and 8,431 in 2010. Although the numbers are relatively small, the annual percentage increase is healthy. The number of dwelling units is expected to increase by 2.4 percent on an annual compounded basis between 1990 and 2000, followed by a 2.0 percent increase between 2000 and 2010.

It is likely that these numbers are extremely conservative, as two large planned developments are proposed for the area between Bryans Road and Indian Head. Chapman Landing has been on the drawing board for years, but now a developer is proceeding through the planning stages and hopes to get underway within the next year. Chapman Landing is a 2,200-acre site proposed for a mixed-use planned community containing 2,000 townhomes, 2,000 single-family homes, 90 acres of commercial land, a golf course and recreation and schools.

The community has garnered considerable controversy, with opponents citing concerns regarding the Potomac River, availability of drinking water, sewage capacity and traffic congestion. The property developer keeps winning most battles, and it is likely that development will eventually get underway at Chapman Landing, but the timing is difficult to predict. Reports are surfacing that another large 2,000 unit community is being planned in the area, as well. The convenient highway access north on Route 210 is a primary factor in the attraction of the Bryans Road area for residential development. New rooftops should, in turn, provide demand for additional commercial development beyond what currently exists.

Zoning is an issue in Bryans Road, but not a significant hindrance, according to developers and brokers. There is virtually no vacant commercial-zoned land in Bryans Road, and it appears that commercial zoning has been granted on a spot basis to accommodate development. Market participants report that the county government would likely look favorably upon rezoning in the Bryans Road area for quality commercial uses on a demand-driven basis.

Based on the expected population growth in the western part of the county, industry guidelines suggest that demand for an additional 180,000 to 200,000 square feet of retail space will be generated. Not all of this will be built in Bryans Road, however, as much shopping by Bryans Road residents will take place in Waldorf. Some portion can be served by local retailers, however, keeping dollars in the neighborhood.

OFFICE MARKET ANALYSIS

The Waldorf office market caters predominately to small tenants. Large office buildings in Charles County are rare and most office space consists of small complexes. According to a market analysis extracted from the Teleres RE-Search data base, Charles County currently has 20 buildings totalling 825,270 square feet, with an overall vacancy factor of 4.40 percent. This vacancy rate is down substantially from 9.51 in the fourth quarter of 1995 and 11.99 in the fourth quarter of 1994. An additional 260,000 square feet is proposed in four buildings, which will be built only if demand is sufficient.

Full-service office rental rates in the newest and best buildings typically range from $16.00 to $18.00 per square foot, with older buildings mostly in the $10.00 to $14.00 range. Office rents have increased by about $2.00 per square foot over the past year, reflecting the tightening market. The drop in vacancy is due to positive net absorption of 43,113 square feet over the past 12 months and 18,769 square feet during the preceding 12 months.

Some demand for office space is being driven by defense contractors working with the Patuxent Naval Warfare Center in Lexington Park. To accommodate some Washington-area employees that do not wish to move, some contractors have looked in Charles County rather than closer to the base in St. Mary's County. Brokers report at least one ratified lease and several other companies looking for office space. It is likely that the shortage of available space will add continued upward pressure on rents.

Charles County is not recognized as an established office submarket. Development typically occurs on a demand-driven basis on a build-to-suit basis or with significant pre-leasing. Very little development has occurred since 1991 due to high vacancies and rents lower than the level needed to economically support development of new space. The appraiser has run calculations that indicate that rents must be about $19.00 or $20.00 to economically support development of an average quality office building. After several years of rents that were nowhere near that level, the market is improving to where such rents may be possible in a new building.

Brokers report the office market to be somewhat undersupplied. It was rumored that developers are planning two new buildings in St. Charles to test the market. Even though vacancies have decreased and rents have increased, it is still a small market that can easily be overdeveloped. Spin-off demand from the two nearby naval bases may provide some basis for new space, but requirements are typically pretty precise in terms of leased area and start and stop dates.

Medical office is also in balance. Additional medical buildings are proposed along Route 925 when demand and rents make development feasible.

In terms of location, Waldorf is the primary area for nearly any type of office development in the future. Again, the area near the mall is the favored location, and IGC has a considerable inventory of finished and not-yet-finished sites in this location. Brokers mention that La Plata has possibility for defense contractors who do work at all three of the nearby military installations: PAX in Lexington Park (St. Mary's County), Naval Surface Warfare Center (Indian Head (western Charles County) and Dahlgren Naval Weapons Center (King George County, Virginia directly across U.S. Route 301 bridge). The size of this market is not known, but some companies have expressed interest in a La Plata location.

                             THE VALUATION PROCESS

There are typically three accepted approaches to valuation. These approaches are the cost approach, the sales comparison approach, and the income approach.

The cost approach involves five steps in arriving at an estimate of value. The first step is to estimate the value of the land as if vacant and available for development to its highest and best use. The next step is to estimate the reproduction or replacement cost of the improvements as of the date of this appraisal. The third step is to estimate any accrued depreciation for physical deterioration, functional obsolescence, or economic obsolescence.

The next step is to subtract the accrued depreciation from the reproduction cost new (RCN) to arrive at the depreciated reproduction cost new of the improvements. And finally, the last step is to add the depreciated value of the improvements to the estimated land value, resulting in an estimated market value by the cost approach. The cost approach is appropriate in the valuation of improved properties, particularly when the building is relatively new. This report does not include any improved properties, therefore, this approach has not been employed.

The sales comparison approach compares recent sales of similar properties to the subject property. Each sale is adjusted to reflect any dissimilarities as compared to the subject property. The sales comparison approach is generally pertinent in the valuation of all real estate since it interprets the actual behavior of buyers and sellers in the marketplace. This is particularly true when ample and adequate comparable sales data can be found within the market area for equal substitute properties. The sales comparison approach has been utilized to estimate the retail value of finished single-family and townhouse lots, the apartment site, all raw acreage, the commercial and industrial land parcels.

The income approach measures the quality, quantity, and durability of a property's income stream and is very important in the valuation of income-producing properties, as they are typically purchased for investment purposes. This approach is comprised of several related techniques and procedures that are designed to produce a convincing and reliable estimate of value. In one way or another, all income approach techniques attempt to accurately forecast future benefits and calculate the present value of the benefits to a typical investor. Vacant land and improved residential properties are not generally thought of as income-producing property, so the income approach has not been used in this appraisal.

The "as is" market value for the 60 finished single-family lots in Dorchester; the first phase of the Sheffield Neighborhood in Fairway Village (400 single-family and townhouse lots), and the 98 remaining townhouse lots (Huntington Ridge) located on Post Office Road, have been estimated by a valuation technique known as the subdivision analysis method. This method has also been employed to determine the appropriate market value of the finished industrial and commercial sites.

The subdivision analysis approach is a hybrid of the cost, sales comparison and income approaches in which the present value of the property is estimated by projecting periodic income from the sale of finished lots; subtracting land development costs, costs of sales, carrying costs and profit; and discounting the resultant periodic cash flows to provide an indication of present value.

In accordance with the definition of market value, the valuation of the subject property is intended to estimate the market value of the property as it exists on the date of appraisal to one purchaser. A likely purchaser would be a developer who would take over the project, complete the necessary on-site infrastructure (if required) and either sell finished lots to homebuilders or construct and market homes on the finished lots. For industrial and commercial lots, sales would typically be to end-users.

The first Valuation section is the Estimate of Finished Lot Retail Value, in which I have estimated the retail value of finished single-family and townhouse lots. This valuation provides a basis for the market value estimate.

The next Valuation section, Estimate of "As Is" Market Value, calculates the net present value of a net income stream over the projected lot sellout period based on the retail value of finished lots, the projected absorption of finished lots estimated in the Highest and Best Use section, and making deductions for installation of infrastructure, costs of sales, administrative costs, real estate taxes and an appropriate entrepreneurial profit.

The second half of the Valuation section will focus on the remaining subject land to include: Raw Acreage - Outside PUD (Middletown and Pomfret Properties); Fairway, Wooded Glen and Piney Reach Villages; Industrial Land - Finished Sites (Business Parks North and East); Raw Land (Middle Industrial Park), and Commercial Land - Westlake and Smallwood Village Parcels. These parcels will be valued by the sales comparison approach using the most comparable data to arrive at an "as is" market value estimate per land use. The retail values for the industrial and commercial sites will then be implemented into a subdivision analysis format for market valuation.

                         ST. CHARLES RESIDENTIAL LAND

                             REMAINING INVENTORY

                           AS OF DECEMBER 31, 1996

================================================================================
                                                  NO. OF           GROSS
  USE            NEIGHBORHOOD      PARCEL          LOTS            ACRES
================================================================================
SINGLE-FAMILY
                 Dorchester         A               3               0.40
                 Dorchester         B              16               2.43
                 Dorchester         D               1               0.21
                 Dorchester         G               2               0.43
                 Dorchester         H               9               1.76
                 Dorchester         L               2               0.37
                 Dorchester         N              26               5.21
                 Dorchester         P               1               0.12
                                                    -               ----

                 TOTAL SF LOTS                     60              10.94
                 AVERAGE LOT SIZE (SQUARE FEET)                    7,934


TOWNHOUSE
                 Smallwood      20A, 4B &C         98              15.86

BULK LAND (RAW)
                 Fairway Village                                   1,287
                 Wooded Glen                                       2,047
                 Piney Reach                                       1,392
                 Pomfret Assemblage                                  812
                 Middletown N/A Parcels                              374
                                                                     ---

                 TOTAL RAW LAND ACRES                              5,912

                     ESTIMATE OF FINISHED LOT RETAIL VALUE

The sales comparison approach has been used to estimate the retail value of the vacant subject lots as if all infrastructure were completed as of the date of appraisal. The best procedure in the valuation of unimproved sites is usually the sales comparison approach. This approach is considered the most practical and reliable approach in the valuation of unimproved sites when adequate and verifiable land sale data is available because each transaction is a reflection of the market and the actions of buyers and sellers in the marketplace. The abstraction (or allocation) procedure and the land residual procedure are typically used only when no meaningful comparable sales data is available.

Recent sales of finished lots have been researched to arrive at estimates of retail value for finished lots at the subject property. For the development of the subdivision analysis approach, the subject lots are valued as if in a completely finished state as of the date of appraisal, ready for sale to homebuilders.

The chosen finished lot sales were the most comparable and representative of the value of the subject lots as if finished. The sales are presented in chronological order, with the most recent sales first.

The remaining 60 finished lots in Dorchester have an average size of almost 8,000 square feet. On the following facing pages are summaries of recent transfers of finished single-family lots which have been used to estimate the retail value of the subject lots as if finished. The unit of comparison employed in estimating the value of the subject lots is the price paid per finished lot.

Finished lots are typically contracted in bulk, but purchased piecemeal in periodic "take-downs" by homebuilders. The unadjusted unit price for the comparable sales (most recent take-down) ranges from $35,672 to $48,000 per lot.

60 FINISHED LOTS (THROUGHOUT DORCHESTER NEIGHBORHOOD)

Adjustments to each of the comparable land sales have been considered for dissimilarities as compared to the subject property. The first possible adjustment is for property rights transferred;

                     FINISHED SINGLE-FAMILY LOT SALES

                          Dorchester Subdivision

                             60 FINISHED LOTS

                               ============================================================
                                SALE NO.    SALE NO.    SALE NO.    SALE NO.    SALE NO.
                                   1           2           3           4            5
                               ============================================================
------------
Location                        St.Charles  St.Charles  St.Charles  St.Charles  St.Charles

Subdivision                     Dorchester  Dorchester  Dorchester  Dorchester  Dorchester
                               ============================================================
Parcel                              N          N & G        N           N            N

ADC Map Coordinate                9-K4         9-K4       9-K4        9-K4         9-K4
                               ============================================================
Total Lots Contracted               1           1           5           4            1

No. Lots This Purchase              1           1           5           4            1
                               ============================================================
Date of Sale                      12-96       10-96       5-9/96       5-96         4-96

Grantor                        St.Charles  St.Charles  St.Charles  St.Charles  St.Charles
                               Associates  Associates  Associates  Associates  Associates
                                    LP         LP          LP          LP         LP

Grantee                          Brandt    Steven D.     Royal      Oakridge      Royal
                               Construc-    Randall      Homes     Associates     Homes
                                tion Co.

Deed Consideration               $48,000    $47,000    $243,800      $142,689   $48,000

Finished Price Per Lot           $48,000    $47,000     $48,760       $35,672    48,000
                               ============================================================
Lowest SF Base Price               N/A         N/A     $149,900      $146,990  $149,900

Average SF Price                   N/A         N/A     $165,273      $152,247  $165,273

Lot/Base Price Ratio               N/A         N/A         32.5%         24.3%     32.0%

Lot/Average Price Ratio            N/A         N/A         29.5%         23.4%     29.0%

Lot Size (Avg. SF)                 8,789      7,514       8,887         6,369    12,304
------------                   -----------------------------------------------------------

in all cases, the normal fee simple interest was transferred, so no adjustment is required. The next possible adjustment is for cash equivalency (financing). All of the sales were paid in cash to the seller; any financing for the sales was provided by third-party lenders at typical market rates. No adjustment is necessary for cash equivalency.

Adjustments have also been considered for differences in zoning, location, lot size, lot width, physical conditions, surrounding development, highway access and other factors. For the most part, all of the comparable sales are located in the Dorchester Neighborhood, of the St. Charles community in Charles County, Maryland. No location adjustments were warranted.

Adjustments have been considered for lot sizes and widths. The sales range in size from 6,369 to 12,304 square feet, and for the most part have lot widths of 50 to 75 feet. The lot width is important to local builders, since this characteristic stipulates the size home and footprint of various models and, ultimately, the final price. The remaining finished lots are located in various parcels, on cul-de-sacs with narrow lot widths to those with typical lot widths fronting the primary streets. The size and width of subject lots are considered similar to the comparables, therefore, no adjustments are required.

A review of the table reveals that the average lot/house price ratio, based on the lowest base price of the projects presented as land sales, is 29.6 percent. The individual ratios range from 24.3 to 32.5 percent.

This ratio is based on the model with the lowest base price at each subdivision, which is not really reflective of the average home price that a builder can expect to achieve. The table also indicates the lot/house price ratio based on the average home price achieved by each builder. This calculation results in a ratio range of 23.4 to 29.5 percent for the land sales, averaging 27.3 percent.

Two conclusions should be emphasized. First, the appraiser is concluding that the remaining finished lots should be transferred on a take-down basis to multiple builders rather than a single homebuilder, because the lots are scattered over several parcels. Second, the location, amenities and surrounding development indicate that lot prices should be near the upper end of the market due to their lot size.

After review and analysis of the preceding data, a unit value of $48,000 per lot is the best indication of finished lot retail value. With a lowest base retail value of approximately $150,000, a lot/house price ratio of 32.0 percent is indicated. With an estimated average home sales price of $168,000, a lot/house price ratio of 28.6 percent is calculated, a ratio very similar to the averages indicated on the summary table.


FINISHED TOWNHOUSE LOT SALE ANALYSIS

On the facing page is a summary of recent transfers of finished townhouse lots which have been used to estimate the retail value of the subject lots as if finished. The unit of comparison employed in estimating the value of the subject lots is the price paid per finished lot.

As indicated on the table, finished lots are typically contracted in bulk, but purchased piecemeal in periodic "take-downs" by homebuilders. Transfers of four to 15 lots at a time are most common. The unadjusted unit price for the comparable sales (most recent take-down) ranges from $30,727 to $34,278 per lot.

Comparables No. 1 and No. 2 represents the subject property. The three other comparable subdivisions are located in Waldorf, within four miles of the subject property. For Sales 3 through 5, there was consideration that is not reflected in the transfer deed. As is typical in the Washington Metropolitan Area over the past several years, it is common for lot finishing costs to be paid separately from the buyer to the seller and not included in the deed consideration. There are transfer costs and taxes that must be paid on the deeded consideration and it is cheaper for both the buyer and seller to have some of the consideration kept off the deed. Sales 3, 4 and 5 all include off-deed finishing costs, resulting in total considerations as indicated on the table.

Adjustments to each of the comparable land sales have been considered for dissimilarities as compared to the subject property. The first possible adjustment is for property rights transferred;

                     FINISHED SINGLE-FAMILY LOT SALES

                       HUNTINGTON RIDGE SUBDIVISION

                              ==============================================================================================
                                  SALE NO.            SALE NO.           SALE NO.           SALE NO.            SALE NO.
                                     1                   2                   3                 4                   5
                              ==============================================================================================
---------------------------
Location                         St.Charles          St.Charles           Waldorf           Waldorf             Waldorf

Subdivision                      Huntington          Huntington          Somerset            Aspen              Lakewood
                                   Ridge               Ridge                                 Woods              Estates
                              ==============================================================================================

Street                        Post Office Road    Post Office Road      Berry Road      Billingsley Road        Waldorf

Tax Map / Parcel                 15-10-717           15-10-717            7-4-392          14-17-304           15-12-752
                              ==============================================================================================

Total Lots Contracted               115                 115                 120               234                  5

No. Lots This Purchase               11                  6                   8                 8                   5
                              ==============================================================================================

Date of Sale                    U/C - 12-95         U/C - 12-95           9 - 95             8 - 95              1 - 95

Grantor                          St.Charles          St.Charles        K Edelen Farm    John J. Lenhart      NVR Homes Inc.
                               Associates LP       Associates LP

Grantee                          The Ryland          The Ryland          Richmond            Pulte               Porten
                                   Group               Group             American          Home Corp.           Sullivan

Deed Consideration                $338,000            $192,000           $107,487           $154,223            $85,000

Off-Deed Finishing Cost              $0                  $0              $160,000           $120,000            $85,000
                                     --                  --              --------           --------            -------

Total Consideration               $338,000            $192,000           $267,487           $274,223            $170,000

Finished Price Per Lot             $30,727             $32,000            $33,436            $34,278             $34,000
                              ==============================================================================================

Lowest TH Base Price              $114,990            $114,990           $112,990           $121,990            $129,990

Average TH Price                  $125,000            $125,000           $116,175           $129,210            $130,075

Lot/Base Price Ratio               26.7%               27.8%               29.6%             28.1%               26.2%

Lot/Average Price Ratio            24.6%               25.6%               28.8%             26.5%               26.1%

Lot Width (Feet)                     20                  20                 20                 20                  20
--------------------------    ----------------------------------------------------------------------------------------------

in all cases, the normal fee simple interest was transferred, so no adjustment is required. The next possible adjustment is for cash equivalency (financing). All of the sales were paid in cash to the seller; any financing for the sales was provided by third- party lenders at typical market rates. No adjustment is necessary for cash equivalency.

A conditions of sale adjustment has also been considered. All of the take- downs represent normal arms-length transfers of finished lots that are ready for use, and no unusual conditions of sale were reported by the buyers or sellers. No adjustment is necessary for conditions of sale. An adjustment for market conditions has also been entertained. The most recent take-down for each of the comparable sales occurred very recently, and all of the sales are representative of the market as of the date of appraisal. No adjustment for market conditions is necessary.

Adjustments have also been considered for differences in zoning, location, visibility, frontage, lot size, topography, physical conditions, surrounding development, highway access and other factors. Overall, the subject lots are very similar to the comparable lots, and it is unnecessary to adjust for the minor differences due to location, project amenities, site aesthetics and other factors.

In addition to the price per lot, the table indicates the relationship between lot price paid by the builder, price range of homes sold by the builder at each subdivision, and the resulting lot/house price ratio. A review of the table reveals that the average lot/house price ratio, based on the lowest base price at the projects presented as land sales, is 27.7 percent. The individual ratios range from 26.2 to 29.6 percent.

This ratio is based on the model with the lowest base price at each subdivision, which is not really reflective of the average home price that a builder can expect to achieve. The table also indicates the lot/house price ratio based on the average home price achieved by each builder. This calculation results in a ratio range of 24.6 to 28.8 percent for the land sales, averaging 26.3 percent.

Two conclusions should be emphasized. First, the appraiser is concluding that the vacant subject lots should be transferred on a take-down basis to a single homebuilder, rather than multiple sales to multiple builders. Second, the location, amenities and surrounding development indicate that lot prices should be near the middle of the market.

After review and analysis of the preceding data, a unit value of $32,000 per lot is the best indication of finished lot retail value. With a lowest base retail value of approximately $115,000, a lot/house price ratio of 27.8 percent is indicated. With an estimated average home sales price of $125,000, a lot/house price ratio of 25.6 percent is calculated. These ratios are very similar to the averages indicated on the summary table.

SHEFFIELD PHASE I (246 SINGLE-FAMILY AND 154 TOWNHOUSE LOTS)

In addition to the finished lots in the Dorchester Neighborhood and the Huntington Ridge townhouse subdivision, I have also been requested to examine the value of the first phase of the Sheffield Neighborhood in Fairway Village. This will be the first residential development in this neighborhood and will include 246 single-family and 154 townhouse lots. Although the entire Village of Fairway has been approved by Charles County, each individual section must gain further approvals for preliminary plans and record plat. These 400 lots are not yet preliminary plan approved, although it is anticipated this would occur within the next six to eight months. Accordingly, it is likely development would begin within the next eight to 12 months in this neighborhood.

This area of St. Charles is south of the Smallwood Village, in the general vicinity of the White Plains Golf Course and Regional Park. The subject lots are not situated on or around the golf course and no premiums have been entertained. In order to determine a finished lot value in Phase I of the Sheffield Neighborhood, I have examined both the single-family lot sales and townhouse lot sales used to value the Dorchester lots and Huntington Ridge townhouse lots.

The Sheffield single-family lots will be of similar size to the 60 finished lots scattered throughout the Dorchester Neighborhood. The Dorchester Neighborhood is established and convenient to commercial services along U.S. Route 301. The Sheffield Neighborhood is slightly removed from

U.S. Route 301 in a more remote area of St. Charles. Accordingly, the single-family lot values have been estimated at $45,000 per lot.

The Huntington Ridge townhouse subdivision is situated on Post Office Road, in the Smallwood Village, and is convenient to Maryland Route 5 and U.S. Route 301, as well as immediate commercial services. The townhouse portion of the Sheffield Neighborhood will have similar access once Billingsley Road is connected to U.S. Route 301, and a finished lot value for townhouses has been estimated at $32,000 per lot.

The downward adjustments for location within St. Charles and proximity to U.S. Route 301 are slight, since Fairway is a newly-developing neighborhood and is anticipated for over 3,000 housing units. Also, it is not uncommon for developers and builders to offer lots or houses at a slightly lower price in order to attract purchasers to a new area.

CONCLUSION

After analyzing and researching single-family and townhouse lots sales throughout the St. Charles and County area, the following finished lot values have been allocated to their respective areas:

                                                    FINISHED
      LOCATION            USE       NUMBER OF LOTS  LOT VALUE
================================================================
      Dorchester     Single-Family              60    $48,000

      Smallwood      Townhouse                  98    $32,000
  (Huntington Ridge)

      Sheffield      Single-Family             246    $45,000

      Sheffield      Townhouse                 154    $32,000

                       ESTIMATE OF "AS IS" MARKET VALUE

The prior valuation of the finished lots is called retail value, because it is the appraiser's opinion that the value presented represents the value of small blocks of finished lots as sold to homebuilders. The subject properties, as they exist as of the date of appraisal, would likely be sold to a developer/ homebuilder who would purchase at a discount from retail value. Finished single-family and townhouse lots are typically purchased in smaller blocks and not the large group of vacant lots being appraised.

To arrive at an estimate of market value (to one purchaser), it is necessary to not only adjust for the size of the subject property, but also to fully consider the remaining development work that needs to be completed. Although an extensive amount of planning, engineering and county-related approval work has been completed as of the date of appraisal, the physical work -- clearing, grading, installation of streets, curbs, gutters and sidewalks, and installation of the stormwater management system -- has yet begun for the Sheffield Neighborhood; the 60 lots scattered throughout the Dorchester Neighborhood are considered finished.

Arriving at an opinion of "as is" market value for the subject properties is accomplished by the subdivision analysis method and results in a conclusion of market value in an "as is" condition to a bulk purchaser. This analysis takes into consideration not only the planning and physical status of the lots, but the expected absorption of the lots to a builder. The analysis is identical whether it is assumed the lots will be built upon by the developer/homebuilder or spun off as finished lots to an independent homebuilder.

The foundation of the subdivision analysis method (also known as the anticipated use method) is that the current value of the subject property is based on the expected income that can be generated through sales of finished lots. Factors that must be taken into consideration include the retail value of finished sites, the expected absorption of finished lot sales, projected remaining land development costs, cost of sales, administrative costs, carrying costs and an appropriate discount rate that reflects the risk of the ownership and development of the property, as well as rewarding the developer for entrepreneurial risk.

60 FINISHED DORCHESTER SINGLE-FAMILY LOTS

The first step in the analysis is to estimate the absorption of finished vacant lots. The lots are assumed to be "sold" or "used" according to the conclusions of the highest and best use analysis and based on an absorption of vacant lots at an overall average of about 3.3 lots per month. Sales begin in January 1997 and continue through June 1998, with a sellout of 60 lots in an 18-month period. Finished lot sales are projected to take place at $48,000 per lot, the retail finished lot value conclusion presented earlier in this report.

During the sellout period, price appreciation is projected for the finished lots. Based partially on a survey of regional developers and builders, and partially on the appraiser's perception of the market, it is expected that lot prices will appreciate at a moderate rate. The retail lot values are projected to appreciate at 1.50 percent per quarter (6.0% per year) during the analysis.

The gross sales income in each period of the analysis is based on the absorption multiplied by the appropriate retail value. From the projected gross sales revenue must be deducted the remaining land development costs, sales expenses, overhead costs, carrying costs and other expenses that a developer would expect to pay. Those expenses deducted from the gross sales revenue include land development costs, real estate taxes, costs of sales (marketing, commissions, transfer costs), and general/administrative expenses. These lots are considered finished, so no development costs have been deducted.

A deduction has also been made for real estate taxes. The appraiser estimated the reasonable and likely tax bill. The finished retail lot value was estimated at $48,000 and, when multiplied by the State of Maryland growth factor of 0.40, results in an assessed value of $19,200. Applying the current tax rate of $2.65 per $100 of assessed value results in an annual tax of $508 per finished lot.

During each period, the proper deduction is made for the lots owned by the developer. As development proceeds, however, it is assumed that completed houses will be sold and finished lots will be transferred to builders, reducing the holdings of the owner/developer. For this reason, as lot and home sales take place, fewer lots will still be owned by the developer, and the tax expense is projected to decrease. The taxes per lot escalate at 0.75 percent per quarter (3% per year) for the lots still owned by the developer, to allow for possible tax increases.

A costs of sales allowance of 5.0 percent of lot sales income is included in the development costs. This item allows for marketing costs, commissions and transfer costs as lots are presumed to be sold to builders.

An expense has also been deducted for general and administrative (G&A) costs. This category is intended to cover all general administrative, bookkeeping, management and other expenses. The G&A expense has been estimated at 2.0 percent of sales income.

The calculation of market value requires a discounting procedure over the six period (quarterly) assumed take-down. The discount rate is selected to compensate for the opportunity cost of the capital invested and is based on perceived risk of the project. Historically, the risk rate employed in real estate development is somewhat higher than safer alternative investment opportunities such as treasury bills and corporate bonds.

Inherent in the discount rate are the factors for the return on capital, return of capital, and for risk due to the uncertainty of realizing projected future benefits. Also included is an allowance for entrepreneurial profit. Essentially, the discount rate should consider the quality, quantity and durability of the income stream which the property is capable of producing. For the appraiser, the rate chosen should be consistent with available evidence derived from prevailing market attitudes and economic indicators.

It is difficult to establish a discount rate with a great deal of precision. To aid in the selection, this appraiser has conducted a survey of regional developers that have developed PUDs and large residential subdivisions. The results indicate that a yield in the 15 to 20 percent range is most appropriate, including entrepreneurial profit. Several respondents indicated that if a leveraged scenario were assumed, with financing costs separated out and deducted, a return to equity yield rate of 20 to 30 percent would be appropriate. The 15 to 20 percent yield rate is correctly identified as a blended, weighted overall yield rate assuming normal market financing for acquisition and

                MARKET VALUE BY THE SUBDIVISION ANALYSIS METHOD

           Dorchester Neighborhood - 60 Finished Single-Family Lots

                        Analysis Starting January 1997

--------------------------------------------------------------------------------------------------------------------------------
               Period                      Jan-Mar    April-June    Jul-Sept     Oct-Dec      Jan-Mar    April-June
               Year                         1997         1997         1997         1997         1998        1998        TOTAL
--------------------------------------------------------------------------------------------------------------------------------
ABSORPTION OF LOTS                             10           10           10           10           10         10            60

CUMULATIVE SALES                               10           20           30           40           50         60            60

BASE PRICE OF FINISHED LOTS               $48,000      $48,720      $49,451      $50,193      $50,945    $51,710

YEARLY SALES INCOME                      $480,000     $487,200     $494,508     $501,926     $509,455   $517,096    $2,990,184

REMAINING COSTS
           Lot Costs of Sales (5%)         24,000       24,360       24,725       25,096       25,473     25,855       149,509
           Real Estate Taxes                7,620        6,350        5,080        3,810        2,559      1,289        26,708
           G & A (2%)                       9,600        9,744        9,890       10,039       10,189     10,342        59,804
                                         --------     --------     --------     --------     --------   --------     ---------
           Total                         ($41,220)    ($40,454)    ($39,696)    ($38,945)    ($38,221)  ($37,486)    ($236,021)

CASH FLOW                                $438,780     $446,746     $454,812     $462,981     $471,234   $479,610    $2,754,163

DISCOUNT RATE                         3.50% per Quarter (14% annual rate)

NET PRESENT VALUE                      $2,441,590

--------------------------------------------------------------------------------------------------------------------------------

development. The rates also incorporate entrepreneurial profit, as contrasted with a separate line item deduction for profit.

Additional support used to choose an appropriate discount rate is the Korpacz Real Estate Investor Survey, in the fourth quarter of 1996. Nationwide investors were queried as to the required yields that they would expect for different types of real estate investment. The highest required yields were reported for office investments at 10.00 to 15.00 percent, with an average response of 11.82 percent. The purchase of a vacant parcel of land and development of infrastructure is among the riskier types of real estate investment, certainly riskier than the purchase of an improved income-producing property. On the other hand, development of entry-level single-family homes, with realistic pricing and expected absorption, reduces the risk substantially. Further reducing the risk in this scenario is the fact that these 60 lots are finished and immediately available for homebuilding.

With the preceding in mind, it is my opinion that the most appropriate yield or discount rate is 14 percent; a quarterly discount rate of 3.50 percent is used in the spreadsheet. The next step is to discount the cash flows over the projected holding period. The present value of the discounted cash flows represents the "as is" market value of the 60 finished single-family lots based on the methodology utilized in this appraisal report. As can be seen in the exhibit on the facing page, the present value of the expected cash flows discounted at 3.50 percent per period is $2,441,590.

This valuation represents the price that a developer could pay for the subject property. It is my conclusion that the "as is" market value of the above-described 60 lots, as of December 31, 1996, is $2,441,590, which is rounded to:

                TWO MILLION FOUR HUNDRED FORTY THOUSAND DOLLARS

                                 ($2,440,000)

98 TOWNHOUSE LOTS- HUNTINGTON RIDGE

Like the single-family subdivision analysis, the first step is to estimate the absorption of finished vacant lots. The lots are assumed to be "sold" or "used" at an absorption of about 4.0 lots per month. Sales activity begins in January 1997 and continues through December 1999, with a sellout of 98 lots in a 36-month period (average absorption of 2.72 lots per month). Finished lot sales are projected to take place at $32,000 per lot, the retail finished lot value conclusion presented earlier in this report.

Price appreciation is projected based partially on a survey of regional developers and builders, and partially on the appraiser's perception of the market, it is expected that lot prices will appreciate at a moderate rate; 2.0 percent per six months (4.0% per year) during the analysis.

From the projected gross sales revenue must be deducted the remaining land development costs, sales expenses, overhead costs, carrying costs and other expenses that a developer would expect to pay. Those expenses deducted from the gross sales revenue include land development costs, real estate taxes, costs of sales (marketing, commissions, transfer costs), and general/administrative expenses.

According to the developer, it is necessary to spend $837,550 in development costs to complete infrastructure for Parcels 20A, 4B and 4C, which makeup the townhouse lots. Some engineering work has already been completed, since the subject has preliminary plan approval. Development costs have been allocated evenly for the first four (6-month) periods and escalated at 3.0 percent annually. The development activities include, but are not limited to, pavement installation, curb and sidewalk installation, landscaping, utility extension and other activities.

A deduction has also been made for real estate taxes. The appraiser estimated the reasonable and likely tax bill. The finished retail lot value was estimated at $32,000 and, when multiplied by the State of Maryland growth factor of 0.40, results in an assessed value of $12,800. Applying the current tax rate of $2.65 per $100 of assessed value results in an annual tax of $339 per finished lot.

                MARKET VALUE BY THE SUBDIVISION ANALYSIS METHOD

                     Huntington Ridge - 98 Townhouse Lots

                        Analysis Starting January 1997

-----------------------------------------------------------------------------------------------------------------------------------
      PERIOD                            JAN - MAY    JUNE - DEC    JAN - MAY    JUNE - DEC    JAN - MAY    JUNE - DEC
       YEAR                               1997          1997          1998          1998        1999          1999       TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
ABSORPTION OF LOTS                              18         18            18           18            13           13              98


CUMULATIVE SALES                                18         36            54           72            85           98              98


BASE PRICE OF FINISHED LOTS                $32,000    $32,960       $33,949      $34,967       $36,016      $37,097

YEARLY SALES INCOME                       $576,000   $593,280      $611,078     $629,411      $468,212     $482,258      $3,360,239

REMAINING COSTS:
           Land Development               $209,387   $212,528      $215,716     $218,951            $0     $856,582
           Lot Costs of Sales (5%)          28,800     29,664        30,554       31,471        23,411       24,113         168,012
           Real Estate Taxes                16,660     13,600        10,856        7,920         4,820        2,405          56,262
           G&A (2%)                         11,520     11,866        12,222       12,588         9,364        9,645          67,205
                                          --------   --------      --------     --------      --------     --------      ----------
           Total                         ($266,367) ($267,657)    ($269,347)   ($270,930)     ($37,595)    ($36,163)    ($1,148,060)


CASH FLOW                                 $309,633   $325,623      $341,731     $358,481       $430,616     $446,095     $2,212,179


DISCOUNT RATE                                 8.00% per half year (16% annual rate)

NET PRESENT VALUE                       $1,674,823
---------------------------------------------------------------------------------------------------------------------------------

As development proceeds, it is assumed that completed houses will be sold and finished lots will be transferred to builders, reducing the holdings of the owner/developer. Accordingly, as lot and home sales take place, fewer lots will still be owned by the developer, and the tax expense is projected to decrease. The taxes per lot escalate at 1.5 percent per semi-annual period for the lots still owned by the developer, to allow for possible tax increases.

A costs of sales allowance of 5.0 percent of lot sales income is included in the development costs. This item allows for marketing costs, commissions, and transfer costs as lots are presumed to be sold to builders. An expense has also been deducted for general and administrative (G&A) costs at 2.0 percent of sales income.

The calculation of market value requires a discounting procedure over the six period (semi-annual) assumed take-down. Inherent in the discount rate are the factors for the return on capital, return of capital, and for risk due to the uncertainty of realizing projected future benefits. Also included is an allowance for entrepreneurial profit. Essentially, the discount rate should consider the quality, quantity and durability of the income stream which the property is capable of producing. For the appraiser, the rate chosen should be consistent with available evidence derived from prevailing market attitudes and economic indicators. On the other hand, development of attached single-family homes, with realistic pricing and expected absorption, reduces the risk substantially.

It is my opinion that the most appropriate yield or discount rate is 16.0 percent; a semi-annual discount rate of 8.0 percent is used in the spreadsheet. The next step is to discount the cash flows over the projected holding period. The present value of the discounted cash flows represents the "as is" market value of the 98 proposed townhouse lots. The facing page demonstrates the present value of the expected cash flows, discounted at 8.0 percent per period, or $1,674,823.

This valuation represents the price that a developer could pay for the subject property, expecting to complete development of the property based on the parameters of this analysis. It is my conclusion that the "as is" market value of the subject property, as of December 31, 1996, is $1,674,823, which is rounded to:

             ONE MILLION SIX HUNDRED SEVENTY-FIVE THOUSAND DOLLARS

                                 ($1,675,000)

SHEFFIELD NEIGHBORHOOD (246 SINGLE-FAMILY AND 154 TOWNHOUSE LOTS)

Absorption of single-family vacant lots has been estimated at about 1.7 lots per month (with 3 builders) and 1.6 lots per month (with 2 builders) for the townhouse lots. Finished lot sales must await the initial land development, however. The Charles County Planning Department reports that six to 12 months is a reasonable estimate to obtain final approval and grading permits after preliminary plan for this next village in St. Charles PUD. Therefore, the first 12 months will be used for gaining final approvals and initial land development, with sales activity beginning in January 1998 and continuing through December 2001, with a sellout of 400 lots in a six-year period (including the first 12 months). Finished single-family lot sales are projected to commence at $45,000 per single-family lot and $32,000 per finished townhouse lot; the retail finished lot value conclusions presented earlier in this report. The retail lot values are projected to appreciate at 3.0 percent per year during the analysis.

The gross sales income in each period of the analysis is based on the absorption multiplied by the appropriate retail value. From the projected gross sales revenue must be deducted the remaining land development costs, sales expenses, overhead costs, carrying costs and other expenses that a developer would expect to pay. Those expenses deducted from the gross sales revenue include land development costs, real estate taxes, costs of sales (marketing, commissions, transfer costs), and general/administrative expenses.

                MARKET VALUE BY THE SUBDIVISION ANALYSIS METHOD

                   Sheffield Neighborhood (Fairway Village)

                 246 Single-Family Lots and 154 Townhouse Lots

                        Analysis Starting January 1997


---------------------------------------------------------------------------------------------------------------------
       PERIOD                       JAN - DEC     JAN - DEC     JAN - DEC     JAN - DEC     JAN - DEC
        YEAR                           1997          1998         1999          2000          2001        TOTAL
---------------------------------------------------------------------------------------------------------------------
ABSORPTION OF LOTS
          Single-Family Lots                 0            60            90            48            48            246
          Townhouse Lots                     0            36            48            35            35            154

CUMULATIVE SALES                             0            96           234           317           400            400

BASE PRICE OF FINISHED LOTS
          Single-Family Lots           $45,000       $46,350       $47,741       $49,173       $50,648
          Townhouse Lots               $32,000       $32,960       $33,949       $34,967       $36,016

YEARLY SALES INCOME                         $0    $3,967,560    $5,926,187    $3,584,145    $3,691,669    $17,169,561

REMAINING COSTS
          Land Development          $1,976,722    $2,036,024    $2,097,104    $1,080,009    $1,112,409     $8,302,268
          Lot Costs of Sales (5%)            0       198,378       296,309       179,207       184,583       $858,478
          Real Estate Taxes            169,337       128,896        71,792        36,614             0       $406,638
          G&A (2%)                           0        79,351       118,524        71,683        73,833       $343,391
                                    ----------    ----------    ----------    ----------    ----------     ----------
          Total                    ($2,146,059)  ($2,442,649)  ($2,583,729)  ($1,367,513)  ($1,370,826)  ($ 9,910,776)

CASH FLOW                          ($2,146,059)   $1,524,911    $3,342,458    $2,216,632    $2,320,843     $7,258,785

DISCOUNT RATE                                          20.00% per year

NET PRESENT VALUE                   $3,206,549
---------------------------------------------------------------------------------------------------------------------

According to costs provide by the developer, it is necessary to spend $7,906,888 in development costs to complete infrastructure for Sheffield Village, for the development of 246 single-family and 154 townhouse lots. Some engineering work has already been completed, since the subject is approaching preliminary plan approval. A majority of the land development costs have been allocated for the first three years and the balance of costs allocated over the remaining four years of the analysis. The costs are escalated at 4.0 percent annually. The development activities include, but are not limited to cutting roads, pavement installation, curb and sidewalk installation, landscaping, utility extension and other activities.

A deduction has also been made for real estate taxes. The appraiser estimated the reasonable and likely tax bill. The finished retail lot values were estimated at $45,000 for single-family and $32,000 for townhouses and, when multiplied by the State of Maryland growth factor of 0.40, results in an assessed value of $6,399,200. Applying the current tax rate of $2.65 per $100 of assessed value results in an annual tax of $169,579, or an average of $424 per finished lot.

As lot and home sales take place, fewer lots will still be owned by the developer, and the tax expense is projected to decrease. The taxes per lot escalate at 3.0 percent per year for the lots still owned by the developer, to allow for possible tax increases. A costs of sales allowance of 5.0 percent of lot sales income is included in the development costs, allowing for marketing costs, commissions and transfer costs as lots are presumed to be sold to builders.

An expense has also been deducted for general and administrative (G&A) costs, to cover all general administrative, bookkeeping, management and other expenses. The G&A expense has been estimated at 2.0 percent of sales income.

The calculation of market value requires a discounting procedure over the five-year assumed take-down. It is my opinion that the most appropriate yield or discount rate is 20.0 percent. This rate seems reasonable considering the current stage of development, anticipated absorption and competing housing projects. The present value of the discounted cash flows represents the "as is" market value of the 246 proposed single-family and 154 townhouse lots, based on the methodology utilized in this appraisal report. As can be seen in the exhibit on the facing page, the present value of the expected cash flows, discounted at 20.0 percent, is $3,206,549.

This valuation represents the price that a developer could pay for the subject property, expecting to complete development of the property based on the parameters of this analysis. It is my conclusion that the "as is" market value of the subject property, as of December 31, 1996, is $3,206,549, which is rounded to:

                  THREE MILLION TWO HUNDRED THOUSAND DOLLARS

                                 ($3,200,000)

RAW ACREAGE ANALYSIS

The land in the remaining inventory considered raw acreage includes two properties outside the Planned Unit Development of St. Charles. The first property consists of two non-contiguous tracts of land situated along the west side of Middletown Road. The north tract includes Parcels 118 and 256; the south tract includes Parcels 48, 81 and 335. The North Assemblage contains 253 acres and the south section includes 121 acres, for a total land area of 374 acres of raw land zoned for residential low density development. For the purpose of this report, these parcels will be identified as the Middletown Property.

The second property outside the planned unit development is referred to as the Pomfret Property, like Middletown, it is also divided as north and south sections, separated by Pomfret Road. The north section consists of Parcel 275, containing 202.79 acres. The southern portion consists of Parcels 36, 37, 41, 50, 60 and 177, totalling 609.38 acres. The entire Pomfret Property contains
812.2 acres of land designated for residential low density development.

The remaining raw acreage is contained within the St. Charles community and includes the future villages of Fairway, Wooded Glen and Piney Reach. Fairway Village is the next to come on line and has received preliminary approval for 3,346 residential units to include 1,673 single-family dwellings, 837 townhouses and 836 multi-family units. Fairway Village contains 1,287 acres, although it should be noted that only 1,187 acres will be valued in this section. The balance of 100 acres has previously been addressed as the first section of the Sheffield Neighborhood, proposed for the development of 400 residential units (246 single-family and 154 townhouse lots).

The Wooded Glen and Piney Reach Villages are slated for future development following the substantial completion of Fairway Village. It is uncertain as to the exact timing these villages will come on line and each will contain small components of commercial uses supporting the high density mix. It should be noted that there are five parcels throughout these two villages which are currently not zoned for PUD development, but for low density development. After analysis of these five parcels, it has been concluded that development in the foreseeable future is unlikely and that the more likely scenario is to hold these parcels and incorporate them as part of the ultimate planned unit development within Wooded Glen and Piney Reach Villages. Accordingly, these parcels are included in this valuation and contained within the 3,079 acres in the two proposed villages.

MIDDLETOWN PROPERTIES

Residential development of the Middletown Parcels appears feasible within several years. These parcels are outside the planned unit development and are not restricted by the conditions affecting the St. Charles PUD. Accordingly, development can take place at any time, assuming the demand for such development is feasible. The developer has submitted and gained approval to upgrade the water/sewer category from W5/S5 to W3/S3, allowing immediate development with utilities available. Six land sales have been analyzed on a price per acre basis and are summarized in the following chart. A detailed breakdown of each sale can be found in the Addenda.

Location                      Date            No. of Acres        Price                Price Per
                                                                                         Acre
Summit Creek
Clinton, MD                   06-27-96        105.99 AC           $2,500,000           $23,586

Baileys Plantation
Accokeek, MD                  11-15-95        878.72 AC           $2,949,750            $3,356

Kingsview
Bryans Road, MD               08-31-95        420.65 AC           $2,200,000            $5,230

Annapolis Road
Bowie, MD                     11-14-94        254.14 AC           $1,850,000            $7,279

Maryland Route 225
Indian Head, MD               04-19-94        191.07 AC           $  685,000            $3,585

Adjustments to the comparable land sales have been made for dissimilarities as compared to the subject property. The first possible adjustment is for property rights transferred; in all cases the normal fee simple interest was transferred, and no adjustments are required. The next possible adjustment is for cash equivalency. Because the cost and availability of financing helps to determine the demand and supply of real estate, financing affects real estate values. Cash equivalency analysis is a procedure in which the sale prices of comparable properties sold with atypical financing terms are adjusted to reflect typical market terms. All five comparable land sales were sold using cash or typical market financing terms and required no adjustment.

The next consideration is referred to as conditions of sale, pertaining to the motivation of the buyers and sellers. When non-market conditions of sale results in a sale at an above-market or below-market price, an adjustment is necessary. Non-market conditions are typically created by duress for special relationships, unusual tax considerations, lack of market exposure, or eminent domain procedures. Sales 1, 3 and 4 involved typical motivation and negotiations between the buyers and sellers, warranting no conditions of sale adjustments. Sales 2 and 5 were bank sales that resulted in a favorable price to the buyer. An upward adjustment is made for conditions of sale.

Market conditions generally change over time and are caused by inflation, deflation, fluctuations in supply and demand, or other factors. Market conditions which have not changed over time require no adjustment. The market for raw land in the subject neighborhood has been fairly stable over the past four years, and all of the sales occurred within the past 36 months, so no market conditions adjustments are required.

Adjustments have also been considered for differences in location, access, frontage, zoning, density (or yield), expected lot sizes, sale size, shape/utility, floodplain, stage of development, and the availability of utilities, along with other factors affecting value. The first indicated adjustment is for location. Sales 1 and 4 feature locations that are superior in terms of distance from employment centers, shopping facilities, transportation routes and other primary locational characteristics. These factors allow higher home prices, resulting in higher land values. Sales 3 and 5, on the other hand, are located in western Charles County near Indian Head and Bryans Road, where substantial competition has evolved. Consequently, an upward adjustment is appropriate for location for Sales 3 and 5.

A size adjustment has been entertained for each comparable sale. A small downward adjustment is warranted for Sale 1, which is significantly smaller than the subject property. Sale No. 2 warrants an upward adjustment. No size adjustment is necessary for the other three sales.

The next two adjustments are somewhat related: density and lot size. The subject parcels are zoned R-L, with an expected development density of 1.75 lots per gross acre; the single-family lots are expected to average 9,000 square feet. An adjustment has been made to each comparable land sale for density, based on the expected yield. Upward adjustments are made to Sales 1, 2 and 3. The magnitude of the density adjustment is based on the difference between the expected density of each comparable sale and the 1.75 dwelling units per acre density expected for the subject property.

The subject property is irregular in shape, but has reasonable frontage and utility. A downward adjustment was made for shape/utility to Sale No. 4, which features a very regular shape that will likely simplify design and development.

Adjustments have been made to each sale for the presence and proximity of public utilities, specifically, public water and sewer service. Utility lines are located near the subject property, but

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